Execution Version

GOLD PURCHASE AND SALE AGREEMENT

RFW BANRO INVESTMENTS LIMITED

– and –

BANRO CORPORATION

– and –

TWANGIZA MINING S.A.

Dated as of December 31, 2015

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		1

1.1	Definitions	1
1.2	Certain Rules of Interpretation	17

ARTICLE 2 PURCHASE AND SALE		19

2.1	Purchase and Sale of Payable Gold	19
2.2	Delivery Obligations	20
2.3	Invoicing	22
2.4	Purchase Price	22
2.5	Minimum Payable Gold Warranty	22
2.6	Buyback Option	23

ARTICLE 3 DEPOSIT PAYMENT		23

3.1	Deposit	23
3.2	Use of Deposit	24
3.3	Conditions Precedent in Favour of the Purchaser	24
3.4	Conditions Precedent in Favour of the Seller	27
3.5	Satisfaction of Conditions Precedent	27

ARTICLE 4 ADDITIONAL PAYMENT TERMS		28

4.1	Payments	28
4.2	Taxes	28
4.3	New Tax Laws	28
4.4	Overdue Payments	29

ARTICLE 5 TERM		29

5.1	Term	29

ARTICLE 6 REPORTING; BOOKS AND RECORDS		30

6.1	Notice of Information	30
6.2	Monthly Reporting	30
6.3	Annual Reporting	30
6.4	Notice of Amendments to Plans, Schedules, Project Costs and Other Matters	31
6.5	Books and Records	31
6.6	Inspections	32

ARTICLE 7 COVENANTS		33

7.1	Conduct of Operations	33
7.2	Preservation of Corporate Existence	33
7.3	Processing/Commingling	34
7.4	Processing Agreements	34
7.5	Insurance	35
7.6	Confidentiality	36
7.7	Adverse Impact to Payable Gold	37

- ii -

7.8	Proper Practices	37
7.9	Expropriation	38
7.10	Banro Covenants	38

ARTICLE 8 BANRO TRANSFERS AND CONTROL		38

8.1	Owner of Project Assets	38
8.2	Prohibited Transfers and Changes of Control	39
8.3	Permitted Transfers and Changes of Control	39

ARTICLE 9 SECURITY		43

9.1	Financings and Encumbrances	43
9.2	Security	43
9.3	Intercreditor Agreement	45
9.4	Stockpiling	45

ARTICLE 10 REPRESENTATIONS AND WARRANTIES		45

10.1	Representations and Warranties of Banro and the Seller	45
10.2	Representations and Warranties of the Purchaser	46
10.3	Survival of Representations and Warranties	46
10.4	Knowledge	46

ARTICLE 11 BANRO EVENTS OF DEFAULT		46

11.1	Banro Events of Default	46
11.2	Remedies	47

ARTICLE 12 PURCHASER EVENTS OF DEFAULT		48

12.1	Purchaser Events of Default	48
12.2	Remedies	49

ARTICLE 13 GENERAL		50

13.1	Disputes and Arbitration	50
13.2	Further Assurances	50
13.3	Reimbursement of Expenses	50
13.4	Termination; Survival	51
13.5	No Joint Venture	51
13.6	No Royalty	51
13.7	Governing Law	51
13.8	Notices	52
13.9	Press Releases	53
13.10	Amendments	53
13.11	Beneficiaries	53
13.12	Entire Agreement	54
13.13	Debt Sharing Confirmations	54
13.14	Waivers	55
13.15	Severability	55
13.16	Assignment	55
13.17	Joinder	55
13.18	Counterparts	55

- iii -

SCHEDULES

Schedule A	-	Description of Seller’s Properties (with map)

Schedule B		Security Agreements

Schedule C		Intercreditor Principles

Schedule D	-	Banro and Seller Representations and Warranties

Schedule E	-	Purchaser Representations and Warranties

Schedule F		Dispute Resolution

Schedule G		Applicable Entitlement Percentage

Schedule H		Annual Projected Ounces

Schedule I		Calculation of Shortfall

Schedule J		Buyback Price

Schedule K		Use of Proceeds

THIS GOLD PURCHASE AND SALE AGREEMENT dated as of December 31, 2015.

BETWEEN:

RFW BANRO INVESTMENTS LIMITED, a corporation existing under the laws of British Virgin Islands

(the “Purchaser”)

- and -

BANRO CORPORATION, a corporation existing under the laws of Canada

(“Banro”)

- and -

TWANGIZA MINING S.A., a corporation existing under the laws of the Democratic Republic of the Congo

(the “Seller”)

WITNESSES THAT:

     WHEREAS capitalized terms when used in these recitals shall have the respective meanings set forth in Article 1 of this Agreement;

     AND WHEREAS the Seller has agreed to sell to the Purchaser and the Purchaser has agreed to purchase from the Seller, the Payable Gold, subject to and in accordance with the terms and conditions of this Agreement;

     AND WHEREAS the Seller is an indirect subsidiary of Banro and is the owner of a 100% interest in the Twangiza Project;

     NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the Parties hereto, the Parties mutually agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Agreement, including in the recitals and schedules hereto:

“Additional Term” has the meaning set out in Section 5.1(a) .

“Affiliate” means, in relation to any person or entity, any other person or entity controlling, controlled by or under common control with such first mentioned person or entity.

“Agreement” means this gold purchase and sale agreement and all attached schedules, in each case as the same may be amended, restated, amended and restated, supplemented, modified or superseded from time to time in accordance with the terms hereof.

“AOI” has the meaning set out in the definition of “Properties”.

“Applicable Laws” means any international, federal, state, provincial or municipal law, regulation, ordinance, code, order or other requirement or rule of law or the rules, policies, orders or regulations of any Governmental Authority or stock exchange, including any judicial or administrative interpretation thereof, applicable to a person or any of its properties, assets, business or operations.

“Applicable Entitlement Percentage” has the meaning set out in Schedule G.

“Approvals” means all authorizations, licenses, permits, concessions, clearances, consents, orders and other approvals required to be obtained from any person, including any Governmental Authority or stock exchange, in connection with the completion of the transactions contemplated by this Agreement.

“Arbitration Rules” means the Rules of Arbitration of the International Chamber of Commerce.

“Assignment, Subordination and Postponement of Claims” has the meaning set out in Section 9.2(c) .

“Banro Event of Default” has the meaning set out in Section 11.1.

“Banro Group Entity” means the PSA Entities and their respective Affiliates from time to time.

“Business Day” means any day other than a Friday, Saturday or Sunday or a day that is a statutory holiday under the laws of the Province of Ontario, Canada or the laws of South Africa.

“Change of Control” of a person (the “Subject Person”) means the consummation of any transaction, including any consolidation, arrangement, amalgamation or merger or any issue, Transfer or acquisition of voting shares, the result of which is that any other person or group of other persons acting jointly or in concert for purposes of such transaction: (i) becomes the beneficial owner, directly or indirectly, of more than 50% of the voting shares of the Subject Person; or (ii) acquires control of the Subject Person; provided that a Change of Control shall not include any transaction that results in all of the common shares of the Subject Person (if a Banro Group Entity) continuing to be, directly or indirectly, beneficially owned by Banro.

“Closing Date” means the date that is two Business Days following the date on which the conditions precedent to payment of the Deposit are satisfied or waived in accordance with Section 3.5 or such other date as the Parties may agree, such date expected to occur on or before February 15, 2016.

“Collateral Trust Agreement” means the collateral trust agreement dated March 2, 2012 (as amended, supplemented, amended and restated or otherwise modified and in effect from time to time) among Banro, each of the guarantors named therein and Equity Financial Trust Company.

“Confidential Information” has the meaning set out in Section 7.6(a) .

“Contaminant” means any solid, liquid, gas, odor, heat, sound, vibration, radiation, or combination of any of them, that does or is reasonably expected to:

(i)	impair the quality of the Environment for any use that can be made of it;

(ii)	injure or damage property or plant or animal life;

(iii)	adversely affect the health of any individual;

(iv)	impair the safety of any individual;

(v)	render any plant or animal life unfit for use by man; or

(vi)	create a liability under any Environmental Law;

and includes any “contaminant” within the meaning ascribed to such term in any Environmental Law.

“Date of Delivery” has the meaning set out in Section 2.2(c) .

“Deferred Revenue Financing Arrangements” means, except for this Agreement, the Namoya Gold Purchase Agreement and Twangiza Forward Sale Agreements, any financing transaction pursuant to which (a) Banro or any of the Banro Group Entities receive cash advances or deposits in respect of future revenues from the sale of specified mineral assets to a person other than an Affiliate, (b) such advances or deposits are recorded as liabilities, but not as debt, on the consolidated balance sheet of Banro and (c) such liability is amortized upon the delivery of such mineral assets.

“Delivery” means the delivery of doré to a Processor (or any Non-Doré Shipment pursuant to a Non-Doré Agreement).

“Deposit” means $67,500,000.

“Deposit Reduction Date” means the date occurring after the Closing Date on which the Deposit is reduced to nil in accordance with the formula set forth in Section 2.4(a) .

“Disqualified Stock” means, with respect to any person, any shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such person, including any preferred stock and limited liability or partnership interests (whether general or limited) (collectively, “Capital Stock”) of such person that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event:

(i)	matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;

(ii)

is convertible into or exchangeable for Indebtedness or Disqualified Stock (excluding Capital Stock which is convertible or exchangeable solely at the option of Banro or the Banro Group Entities (it being understood that upon such conversion or exchange it shall be an incurrence of such Indebtedness or Disqualified Stock)); or

(iii)	is redeemable at the option of the holder of the Capital Stock in whole or in part.

“Distribution” means, with respect to any PSA Entity, any payment, directly or indirectly, by such PSA Entity of any:

(i)	dividend in cash or other property or assets or return of any capital to any of its Affiliates;

(ii)

management fee paid or comparable payment to any Affiliate of such PSA Entity or to any director or officer of such PSA Entity or Affiliate of such PSA Entity, or to any person not dealing at arm’s length with such PSA Entity or Affiliate, director or officer; or

(iii)	indebtedness owing by such PSA Entity to a creditor that is an Affiliate by way of intercompany debt or otherwise.

“Encumbrances” means, with respect to any asset, any mortgage, lien (statutory or otherwise), pledge, hypothecation, deed of trust, deemed trust, charge, security interest, preference, priority or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under Applicable Law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement; provided that in no event shall an operating lease be deemed to constitute an Encumbrance.

“Environment” means the ambient air, all layers of the atmosphere, surface water, underground water, all land (surface and underground), all living organisms and the interacting natural systems that include components of air, land, water, organic and inorganic matter and living organisms, and includes indoor and underground spaces.

“Environmental Laws” means any Applicable Laws relating to the Environment, occupational health or safety, industrial hygiene, product liability or any past, present or future activity, event or circumstance in respect of any Hazardous Materials (including the use, handling, transportation, production, disposal, discharge or storage thereof or the terms of any Approval issued in connection therewith) or the environmental conditions on, under or about any real property (including soil, groundwater and indoor, underground and ambient air conditions).

“Force Majeure Event” means any event or circumstance, whether foreseeable or unforeseeable, suffered by the Seller, including:

(i)	acts of God, including wind, fire, ice and other storms, lightning, floods, blackouts, earthquakes, volcanic eruptions, explosions, epidemics, landslides and any natural disasters;

(ii)	strikes, lockouts, labour disputes and other industrial disturbances unless employee demands are reasonable and within the power of the Seller to grant;

(iii)	the selective and discriminatory imposition of any law, regulation, order, proclamation, instruction or request of any Governmental Authority or judgment or order of any court;

(iv)	inability to obtain or unreasonable delays in obtaining any approvals;

(v)	curtailment or suspension of activities to remedy an actual violation of Applicable Laws;

(vi)

epidemics, war or conditions arising out of or attributable to war (whether or not declared), terrorism, mob violence, blockades, acts of public enemies, acts of sabotage, civil insurrection, riots, rebellion and civil disobedience; and

(vii)	earthquakes, storms, floods, sink holes, droughts or other materially adverse weather conditions,

in each case only to the extent such event or circumstance results in a cessation or delay to operations in respect of the Twangiza Project, and provided such event or circumstance is not within the reasonable control of the Seller. For the avoidance of doubt, “Force Majeure Event” does not include any financial inability to pay, nor any planned outage or shutdown that is not a direct and reasonably unavoidable result of a “Force Majeure Event” as defined above. So far as possible, Seller shall make all reasonable commercial efforts to remedy the delay caused by the events referred to above as soon as feasible, provided, however, that nothing contained in a Force Majeure Event will require Seller to settle any industrial dispute or to test the legality or constitutionality of any Applicable Laws.

“Gold Payment” means the receipt by a Banro Group Entity of delivery of any Refined Gold, other metal or cash, whether provisional or final, or other consideration from a Processor in respect of any Delivery.

“Gold Price” means, with respect to any day, the afternoon per ounce gold fixing price in U.S. dollars quoted by the London Bullion Market Association for Refined Gold on such day or, if such day is not a trading day, the immediately preceding trading day; provided that if, for any reason, the London Bullion Market Association is no longer in operation, or if the price of Refined Gold is not confirmed, acknowledged by or quoted by the London Bullion Market Association, the Gold Price shall be determined by reference to the price of Refined Gold in a manner endorsed by the World Gold Council, failing which the Gold Price shall be determined by reference to the price of gold on a commodity futures exchange mutually acceptable to the Parties acting reasonably.

“Gold Purchase Price” has the meaning set out in Section 2.4.

“Governmental Authority” means any national, federal, state, provincial, regional, municipal, territorial or local government, agency, department, ministry, authority, board, bureau, tribunal, commission, official, court or securities commission, and any person entitled under Applicable Law to exercise executive, legislative, judicial, regulatory or administrative functions of or pertaining to any of the foregoing entities, including all tribunals, commissions, boards, bureaus, arbitrators and arbitration panels, and any authority or other person controlled by any of the foregoing.

“Group Collateral” has the meaning set out in Section 9.2(b) .

“Group Security Agreements” has the meaning set out in Section 9.2(b)

“Guarantors” means Banro, Namoya Mining S.A., Banro Congo Mining S.A., Kamituga Mining S.A. and Lugushwa Mining S.A.

“Hazardous Materials” means any pollutant or Contaminant, including any hazardous, dangerous, registrable or toxic chemical, material or other substance within the meaning of any Environmental Law.

“Indebtedness” of any person means, without duplication:

(i)	the principal of and premium (if any) in respect of indebtedness of such person for borrowed money;

(ii)	the principal of and premium (if any) in respect of obligations of such person evidenced by bonds, debentures, notes or other similar instruments;

(iii)

the principal component of all obligations of such person in respect of letters of credit, bankers’ acceptances or other similar instruments (including reimbursement obligations with respect thereto except to the extent such reimbursement obligation relates to a trade payable and such obligation is satisfied within 30 days of incurrence);

(iv)

the principal component of all obligations of such person to pay the deferred and unpaid purchase price of property (including earn-out obligations) that are recorded as liabilities and which purchase price is due after the date of placing such property in service or taking delivery and title thereto, except (A) any such balance that constitutes a trade payable or similar obligation to a trade creditor, in each case accrued in the ordinary course of business and (B) any earn-out obligation until the amount of such obligation becomes a liability on the balance sheet of such Person;

(v)	an obligation that would have been required to be classified and accounted for as a capitalized lease for financial reporting purposes;

(vi)	Deferred Revenue Financing Arrangements;

(vii)

the principal component or liquidation preference of all obligations of such person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or any preferred shares in the capital of such person (but excluding, in each case, any accrued dividends);

(viii)

the principal component of all Indebtedness of other persons secured by an Encumbrance on any asset of such person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of such Indebtedness will be the lesser of (a) the fair market value of such asset at such date of determination and (b) the amount of such Indebtedness of such other persons;

(ix)	the principal component of Indebtedness of other persons to the extent guaranteed by such person (whether or not such items would appear on the balance sheet of the guarantor or obligor);

(x)

to the extent not otherwise included in this definition, net obligations of such person under hedging obligations (the amount of any such obligations to be equal at any time to the termination value of such agreement or arrangement giving rise to such hedging obligation that would be payable by such person at such time); and

(xi)

to the extent not otherwise included in this definition, the amount of obligations outstanding under the legal documents entered into as part of a securitization transaction or series of securitization transactions that would be characterized as principal if such transaction were structured as a secured lending transaction rather than as a purchase relating to a securitization transaction or series of securitization transactions.

Notwithstanding the foregoing: (i) money borrowed and set aside at the time of the incurrence of any Indebtedness in order to pre-fund the payment of interest on such Indebtedness shall not be deemed to be “Indebtedness”; provided that such money is held to secure the payment of such interest; (ii) in connection with the purchase by Banro or any of the Banro Group Entities of any business, the term “Indebtedness” will exclude post-closing payment adjustments or earn-out or similar obligations to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business after the closing; provided, however, that at the time of closing, the amount of any such payment is not determinable and, to the extent such payment thereafter becomes fixed and determined, the amount is paid within 30 days thereafter; and (iii) “Indebtedness” shall be calculated without giving effect to any increase or decrease in Indebtedness for any purpose under this Agreement as a result of accounting for any embedded derivatives created by the terms of such Indebtedness. For the avoidance of doubt, reclamation obligations are not and will not be deemed to be Indebtedness.

In addition, “Indebtedness” of the Banro Group Entities shall include (without duplication) Indebtedness described in the preceding paragraph that would not appear as a liability on the balance sheet of Banro if:

(i)	such Indebtedness is the obligation of a partnership or joint venture that is not a subsidiary of Banro (a “Joint Venture”);

(ii)	Banro or a Banro Group Entity is a general partner of the Joint Venture (a “General Partner”); and

(iii)	there is recourse, by contract or operation of law, with respect to the payment of such Indebtedness to property or assets of the Banro Group Entities;

and then such Indebtedness shall be included in an amount not to exceed:

(A)

the lesser of (i) the net assets of the General Partner and (ii) the amount of such obligations to the extent that there is recourse, by contract or operation of law, to the property or assets of any of the Banro Group Entities; or

(B)

if less than the amount determined pursuant to clause (A) immediately above, the actual amount of such Indebtedness that is recourse to the Banro Group Entities, if the Indebtedness is evidenced by a writing and is for a determinable amount.

“Initial Term” has the meaning set out in Section 5.1(a) .

“Insolvency Event” means, in relation to any person, any one or more of the following events or circumstances:

(i)

proceedings are commenced for the winding-up, liquidation or dissolution of it, unless it in good faith actively and diligently contests such proceedings resulting in a dismissal or stay thereof within 60 days of the commencement of such proceedings;

(ii)

a decree or order of a court of competent jurisdiction is entered adjudging it to be bankrupt or insolvent (unless vacated within 60 days), or a petition seeking reorganization, arrangement or adjustment of or in respect of it is approved under Applicable Laws relating to bankruptcy, insolvency or relief of debtors unless such petition is dismissed within 60 days of first being sought;

(iii)

it makes an assignment for the benefit of its creditors, or petitions or applies to any court or tribunal for the appointment of a receiver or trustee for itself or any substantial part of its assets or property, or commences for itself or acquiesces in or approves or has filed or commenced against it any proceeding under any bankruptcy, insolvency, reorganization, arrangement or readjustment of debt law or statute or any proceeding for the appointment of a receiver or trustee for itself or any substantial part of its assets or property, or has a liquidator, administrator, receiver, trustee, conservator or similar person appointed with respect to it or any substantial portion of its property or assets unless such assignment or appointment is dismissed within 60 days of commencement of such proceeding;

(iv)	a resolution of its board of directors is passed for the receivership or similar insolvent winding-up or liquidation of it; or

(v)	anything analogous or having a similar effect to an event listed in paragraphs (i) to (iv) above occurs in respect of that person.

“Lenders” means any person that provides any Secured Financing, excluding any Banro Group Entity.

“Material Adverse Effect” means any event, occurrence, change or effect that, when taken individually or together with all other events, occurrences, changes or effects, is or could reasonably be expected to:

(i)	materially limit, restrict or impair the ability of any PSA Entity to perform its obligations under this Agreement;

(ii)

limit, restrict or impair the ability of the Seller to operate the Twangiza Project in all material respects in accordance with the Operating Plan for the Twangiza Project in effect at the time of the event, occurrence, change or effect;

(iii)	cause any material decrease to expected gold production from the Twangiza Project based on the Operating Plan for the Twangiza Project in effect at the time of the event, occurrence, change or effect;

(iv)	affect the validity, perfection or priority of the security under the Security Agreements; or

(v)	result in a Banro Event of Default.

“Monthly Report” means a written report in relation to a calendar month with respect to the Twangiza Project that contains, for such month:

(i)	types, tonnes and gold grade of ore mined;

(ii)	types, tonnes and gold grade of any ore stockpiled;

(iii)	the number of ounces of gold contained in ore processed during such month, but not delivered to a processor by the end of such month;

(iv)

at the request of the Purchaser, a summary of Deliveries during such month showing, among other things, provisional Refined Gold and Payable Gold amounts and Gold Payments and any final settlement adjustments made during such month;

(v)	at the request of the Purchaser, copies of all Processor statements, invoices or receipts;

(vi)

at the request of the Purchaser, a schedule of all intercompany Indebtedness and intercompany balances as at the date of Banro’s most recently published financial statements or more recent monthly balances prepared by Banro; and

(vii)	at the request of the Purchaser, a detailed calculation of the uncredited balance of the Deposit as of the end of the month.

“Namoya Gold Purchase Agreement” means the gold purchase and sale agreement dated as of February 27, 2015 among Namoya GSA Holdings, Banro Corporation and Namoya Mining S.A., as amended or amended and restated from time to time.

“Net Proceeds” means with respect to the proceeds under any insurance policy, the aggregate amount received by any Banro Group Entity in connection with such receipt of insurance proceeds less the reasonable fees, costs and other out-of-pocket expenses (as evidenced by supporting documentation provided to the Purchaser upon request) incurred or paid to a third party (other than such insurer) by any Banro Group Entity in connection with the claim under the insurance policy giving rise to such proceeds.

“NI-43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators, as may be amended from time to time, or any successor instrument, rule or policy.

“Non-Doré Agreements” means all agreements entered into by a Banro Group Entity for the sale of Non-Doré Shipments, as the same may be amended, restated, supplemented, or superseded from time to time.

“Non-Doré Shipments” has the meaning set out in Section 2.1(c) .

“Note Indenture” means the indenture dated as of March 2, 2012 (as amended, supplemented, amended and restated or otherwise modified and in effect from time to time) among Banro, as issuer, each of the guarantors named therein and Equity Financial Trust Company, as trustee and collateral agent.

“Ongoing Price” means $150 per ounce.

“Operating Plan” means the life of mine operating plan for the Twangiza Project delivered to the Purchaser on the date hereof.

“Order” means any order, directive, decree, judgment, ruling, award, injunction, direction or request of any Governmental Authority or other decision-making authority of competent jurisdiction.

“Other Minerals” means any and all marketable metal bearing material in whatever form or state (including ore) that is mined, produced, extracted or otherwise recovered from any location that is not within the Properties.

“Parties” means the parties to this Agreement.

“Payable Gold” means Refined Gold in an amount calculated on a monthly basis equal to the Applicable Entitlement Percentage of the Produced Gold in respect of which any Banro Group Entity receives a Gold Payment occurring during the Term, as determined in accordance with Sections 2.1(b) and 2.1(c) .

“Permits” means all licenses, permits, approvals (including environmental approvals) authorizations, rights (including surface and access rights and rights of way, and access to water and power), privileges, concessions or franchises necessary for the construction, development and operation of the Twangiza Project as is contemplated by the Operating Plan.

“Permitted Distributions” means any payment of Distributions required to satisfy any obligation under this Agreement, Applicable Laws or the terms of any Secured Financing entered into in accordance with this Agreement, as a result of any Affiliate of any PSA Entity not otherwise having sufficient funds to satisfy such obligation.

“Permitted Encumbrances” means:

(i)	prior to the termination of the Note Indenture, Encumbrances permitted under the Note Indenture;

(ii)	following the termination of the Note Indenture:

(A)

inchoate or statutory liens for taxes, assessments, royalties payable to a Governmental Authority, rents or charges not at the time due or payable, or being contested in good faith through appropriate proceedings;

(B)	statutory liens incurred, or pledges or deposits made, under worker’s compensation, employment insurance and other social security legislation other than in the context of a breach of laws or Permits;

(C)	any reservations, or exceptions contained in the original grants of land or by applicable statute or the terms of any lease in respect of any Properties or comprising the Properties;

(D)

minor discrepancies in the legal description or acreage of or associated with the Properties or any adjoining properties which would be disclosed in an up to date survey, and any registered easements and registered restrictions or covenants that run with the land which do not materially detract from the value of, or materially impair the use of the Properties for the purpose of conducting and carrying out mining operations thereon;

(E)

rights of way for or reservations or rights of others for, sewers, water lines, gas lines, electric lines, telegraph and telephone lines, and other similar utilities, or zoning by-laws, ordinances, surface access rights or other restrictions as to the use of the Properties, which do not in the aggregate materially detract from the use of the Properties for the purpose of conducting and carrying out mining operations thereon;

(F)

liens or other rights granted by a PSA Entity to secure performance of statutory obligations or regulatory requirements (including reclamation obligations) other than in the context of a breach of laws or Permits;

(G)	security deposits with any Governmental Authority and utilities in the ordinary course of business of a Banro Group Entity (including, to the extent applicable, any reclamation obligations); and

(H)	liens securing Permitted Indebtedness listed in clauses(ii) (1), (4), (5), (7) and (8) of such definition.

“Permitted Indebtedness” means:

(i)	prior to the termination of the Note Indenture, Indebtedness permitted in accordance with the terms thereof and Deferred Revenue Financing Arrangements as set out in clause (5) below; and

(ii)	following the termination of the Note Indenture:

(1)	indebtedness incurred under this Agreement and the Security Agreements, together with the indebtedness under the Namoya Gold Purchase Agreement and the Twangiza Forward Sale Agreements;

(2)	any security deposits with any Governmental Authority and utilities in the ordinary course of business of a Banro Group Entity (including, to the extent applicable, any reclamation obligations);

(3)

any unsecured liability under any agreement entered into in the ordinary course of business for the acquisition of any asset or service where payment for the asset or service is deferred for a period of not more than 90 days;

(4)	indebtedness incurred in connection with any mobile equipment financing facility or other accounts receivable financing facility secured solely by such mobile equipment or accounts receivable;

(5)

Deferred Revenue Financing Arrangements, provided that at any time, in respect of all Deferred Revenue Financing Arrangements in the aggregate, no more than 80% of the forecast gold production of the Twangiza Project for the current month is the subject thereof;

(6)

indebtedness incurred by a Banro Group Entity in favour of another Banro Group Entity that is subject to an Assignment, Subordination and Postponement of Claims or is the subject of a plan of intercompany Indebtedness that has been approved by the Purchaser;

(7)

Indebtedness in an aggregate principal amount not to exceed $175,000,000 provided that (A) any security granted therefor shall have been granted in favour of the Purchaser or the Collateral Agent on its behalf; and (B) the ranking of the PSA Obligations vis-à-vis such secured Indebtedness shall correspond to the ranking of the PSA Obligations vis-à-vis the notes issued under the Note Indenture;

(8)

indebtedness (including in respect of any discretionary derivative or hedging arrangements) of one or more Banro Group Entities not permitted by the preceding paragraphs, the outstanding principal amount (which shall include capitalized interest characterized as principal) (or net liability of the PSA Entities with respect to any discretionary derivative or hedging arrangements) of which does not exceed in the aggregate at any time 7% of the total consolidated assets of Banro and the Banro Group Entities; and

(9)	Preferred shares in the capital of Banro, Banro Group (Barbados) Limited, Twangiza (Barbados) Limited and Namoya (Barbados) Limited.

“person” includes an individual, corporation, body corporate, limited or general partnership, joint stock company, limited liability corporation, joint venture, association, company, trust, bank, trust company, Governmental Authority or any other type of organization, whether or not a legal entity.

“Prior Ranking Permitted Encumbrances” means:

(i)

prior to the termination of the Note Indenture, those Encumbrances that constitute Priority Liens (as defined in the Note Indenture) and Parity Liens (as defined in the Note Indenture) and, with respect to Parity Liens, those ranking pari passu with respect to the Secured Amount;

(ii)	following the termination of the Note Indenture, those Encumbrances listed in (ii) (A) to (H) of the definition of “Permitted Encumbrances”.

“Processing Agreements” means all agreements entered into by a PSA Entity with a Processor for the refining of doré into Refined Gold for the benefit of a PSA Entity, as the same may be amended, restated, supplemented, or superseded from time to time.

“Processing Plant” means any mill or other processing facility owned or operated or both by any Banro Group Entity located on or near the Properties, to the extent that such mill or processing facility was built with the primary intention of processing ore from the Properties, or at which Produced Gold is processed.

“Processor” means collectively, any smelter, refiner or other processor of Produced Gold.

“Produced Gold” means any and all gold in whatever form or state that is mined, produced, extracted or otherwise recovered from the Properties, including any gold derived from any processing or reprocessing of any tailings, waste rock or other waste products originally derived from the Properties, and including gold contained in any ore or other products resulting from the further milling, processing or other beneficiation of minerals mined, produced, extracted or otherwise recovered from the Properties.

“Project Assets” means the shares in the capital of the PSA Entities (other than Banro) and the Properties, Processing Plant and all present and after-acquired real or personal property, used or acquired for use by any Banro Group Entity in connection with the mining, production or extraction of gold from the Properties.

“Project Collateral” means (A) the Project Assets, including all present and after-acquired personal property used in connection with, relating to or arising out of, in whole or in part, the Twangiza Project, and (B) the Produced Gold, and in each case including all proceeds thereof except sales of Produced Gold in the ordinary course of business.

“Properties” means the mineral claims, mineral leases and other mining rights, concessions and interests listed in Schedule A together with a 20 kilometre circumambient area surrounding the properties listed in Schedule A (the “AOI”), including all buildings structures improvements, appurtenances and fixtures that form part of the Twangiza Project, whether created privately or by the action of any Governmental Authority, and includes any term extension, renewal, replacement, conversion or substitution of any such mineral claims, mineral leases and other mining rights, concessions or interests, owned or in respect of which an interest is held, directly or indirectly, by any Banro Group Entity at any time during the Term, whether or not such ownership or interest is held continuously. The Properties are depicted in the map included in Schedule A.

“PSA Collateral” means the Project Collateral, the Group Collateral and the assets charged under the Assignment, Subordination and Postponement of Claims.

“PSA Entity” means Banro and the Seller, and any other Affiliate of Banro (now or hereafter incorporated) that acquires any interest in the Twangiza Project.

“PSA Obligations” means all present and future debts, liabilities and obligations of PSA Entities, or all of them, to the Purchaser under this Agreement.

“PSA Security” means the charges and security interests granted in favour of the Purchaser pursuant to the Security Agreements.

“Purchased Ounces” has the meaning set out in Section 2.4.

“Purchaser Event of Default” has the meaning set out in Section 12.1.

“Receiving Party” has the meaning set out in Section 7.6(a) .

“Reduction Amount” means the Gold Price on the Date of Delivery less the Ongoing Price.

“Refined Gold” means marketable metal bearing material in the form of gold bars or coins that is refined to standards meeting or exceeding 995 parts per 1,000 fine gold.

“Reimbursable Expenses” has the meaning set out in Section 13.3.

“Restricted Person” means any person or entity that:

(i)	is named, identified, described on or included on any of:

(1)	the lists maintained by the Office of the Superintendent of Financial Institutions Canada with respect to terrorism financing;

(2)	the Denied Persons List, the Entity List or the Unverified List, compiled by the Bureau of Industry and Security, U.S. Department of Commerce;

(3)	the List of Statutorily Debarred Parties compiled by the U.S. Department of State;

(4)	the Specially Designated Nationals Blocked Persons List compiled by the U.S. Office of Foreign Assets Control; or

(5)	the annex to, or is otherwise subject to the provisions of, U.S. Executive Order No. 13324;

(ii)	is subject to trade restrictions under United States law, including, but not limited to:

(1)	the International Emergency Economic Powers Act, 50 U.S.C.; or

(2)

the Trading with the Enemy Act, 50 U.S.C. App. 1 et seq.; or any other enabling legislation or executive order relating thereto, including the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Title III of Pub. L. 107 56; or

(iii)	is a person or entity who is an Affiliate of a person or entity listed above.

“Secured Amount” has the meaning set out in Section 9.2(a) .

“Secured Financing” means any Indebtedness for borrowed money of, or lending facility or other financing arrangement (including any secured derivative transactions entered into in connection with such Indebtedness, or any other hedge financing) in favour of, any Banro Group Entity that is secured by all or any part of the Project Assets. “Security Agreements” means the Seller Security Agreements, the Group Security Agreements and the Assignment, Subordination and Postponement of Claims.

“Seller Security Agreements” has the meaning set out in Section 9.2(a) .

“Tax” or “Taxes” means all taxes, surtaxes, levies, tariffs, fees, assessments and other charges, duties, and impositions, including any interest, penalties, tax instalment payments or other additions that may become payable in respect thereof, imposed by any Governmental Authority, which taxes shall include all income or profits taxes (including federal, provincial, and state income taxes) other than income or profits taxes levied in respect of the income or profits of the Purchaser, non-resident withholding taxes, sales and use taxes, branch profit taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business licence taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, land transfer taxes, capital taxes, extraordinary income taxes, surface area taxes, property taxes, asset transfer taxes, and other charges and obligations of the same or of a similar nature to any of the foregoing.

“Term” has the meaning set out in Section 5.1.

“Time of Delivery” has the meaning set out in Section 2.2(c) .

“Transfer” means to sell, transfer, assign, convey, dispose or otherwise grant a right, title or interest (including expropriation or other transfer required or imposed by law or any Governmental Authority, whether voluntary or involuntary).

“Twangiza Forward Sale Agreements” means the gold purchase and sale agreements among Twangiza GFSA Holdings, Banro Corporation and Twangiza Mining S.A., each dated as of February 27, 2015, as amended or amended and restated from time to time;

“Twangiza Holdcos” means together, Twangiza (Barbados) Limited and Banro Group (Barbados) Limited.

“Twangiza Project” means the Properties and the mining operations developed, constructed and operated at and in respect of the Properties.

1.2	Certain Rules of Interpretation

Except as may be otherwise specifically provided in this Agreement and unless the context otherwise requires:

(a)

The terms “Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof.

(b)	References to an “Article”, “Section” or “Schedule” followed by a number or letter refer to the specified Article or Section of or Schedule to this Agreement.

(c)	Headings of Articles and Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

(d)	Where the word “including” or “includes” is used in this Agreement, it means “including without limitation” or “includes without limitation”.

(e)	A person (first person) is considered to control another person (second person) if:

(i)

the first person beneficially owns or directly or indirectly exercises control or direction over securities of the second person carrying votes which, if exercised, would entitle the first person to elect a majority of the directors of the second person, unless that first person holds the voting securities only to secure an obligation;

(ii)	the first person directly or indirectly exercises control or direction over the majority of the directors or has the ability to control the management and policies of the second person;

(iii)	the second person is a partnership, other than a limited partnership, and the first person holds more than 50% of the interests of the partnership; or

(iv)	the second person is a limited partnership and the general partner of the limited partnership is the first person or the control person or the general partner,

and “controls”, “controlling”, “controlled by” and “under common control” have corresponding meanings.

(f)	The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(g)	Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

(h)

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under generally accepted accounting principles applicable to such entity at the relevant time, in effect from time to time (which may be International Financial Reporting Standards), consistently applied, and all determinations of an accounting nature required to be made shall be made in a manner consistent with such applicable generally accepted accounting principles.

(i)

A reference to a statute includes all regulations made pursuant to and rules promulgated under such statute and, unless otherwise specified, any reference to a statute or regulation includes the provisions of any statute or regulation which amends, supplements or supersedes any such statute or any such regulation from time to time.

(j)	Time is of the essence in the performance of the Parties’ respective obligations under this Agreement.

(k)

In this Agreement a period of days shall be deemed to begin on the first day after the event which began the period and to end at 5:00 p.m. (Toronto time) on the last day of the period. If, however, the last day of the period does not fall on a Business Day, the period shall terminate at 5:00 p.m. (Toronto time) on the next Business Day.

(l)	Unless specified otherwise in this Agreement, all statements or references to dollar amounts in this Agreement are to United States of America dollars.

(m)	The following schedules are attached to and form part of this Agreement:

Schedule A	-	Description of Seller’s Properties (with map)

Schedule B		Security Agreements

Schedule C		Intercreditor Principles

Schedule D	-	Banro and Seller Representations and Warranties

Schedule E	-	Purchaser Representations and Warranties

Schedule F		Dispute Resolution

Schedule G		Applicable Entitlement Percentage

Schedule H		Annual Projected Ounces

Schedule I		Calculation of Shortfall

Schedule J		Buyback Price

Schedule K		Use of Proceeds

ARTICLE 2
PURCHASE AND SALE

2.1	Purchase and Sale of Payable Gold

(a)

Subject to and in accordance with the terms of this Agreement, the Seller hereby agrees to sell to the Purchaser, and the Purchaser hereby agrees to purchase from the Seller, the Payable Gold, free and clear of all Encumbrances.

(b)

As further provided in Section 4.2, Payable Gold shall not be reduced for, and the Purchaser shall not be responsible for, any refining charges, treatment charges, penalties, insurance charges, transportation charges, settlement charges, financing charges or price participation charges, or other similar charges or deductions, regardless of whether such charges or deductions are expressed as a specific metal deduction, separate and apart from the recovery rate pursuant to the terms of any applicable Processing Agreement. Furthermore, the Purchaser shall not bear the cost of any reduction in Payable Gold arising from lower recovery rates, as compared to the recovery rates currently achieved at the date of this Agreement, pursuant to any new or revised Processing Agreement which the Seller may choose to enter into.

(c)

In the event any Banro Group Entity intends to sell Produced Gold in any form other than doré (“Non-Doré Shipments”), such sale shall be completed in accordance with a Non-Doré Agreement on terms and conditions (including in respect of allowable deductions to determine payability) that are acceptable to the Purchaser, acting reasonably. For this purpose, Payable Gold means the recoverable metal content calculated in accordance with the applicable Non-Doré Agreement. The Seller shall be deemed to receive a Gold Payment when it receives payment (whether provisional or final) for a Non-Doré Shipment and the sale and delivery of the Payable Gold payable on account of the Non-Doré Shipments shall be made in accordance with Section 2.2. The Seller shall provide the Purchaser with a final signed copy of the Non-Doré Agreement within five Business Days after the execution thereof and any such agreement shall be on commercially reasonable arm’s length terms and conditions with a person who is not a Banro Group Entity.

2.2	Delivery Obligations

(a)

During the period of the Term following the Closing Date, within the earlier of (i) five Business Days after the earlier of the date of the initial or provisional Gold Payment in respect of a Delivery from a Processor, or (ii) ten Business Days from the date of shipment of a Delivery, the Seller shall sell, and in accordance with Section 2.2(c), deliver to the Purchaser, the aggregate Payable Gold in respect of such Delivery, as supported by the documentation required pursuant to Section 2.3 and the applicable Monthly Report (provided that, in the case of clause (ii) above, for this calculation, the amount of Payable Gold in the Delivery shall be based on the Seller’s documentation, including assays or similar testing, included with such shipment).

(b)

Within five Business Days after the earlier of (i) the date the amount of Payable Gold in each Delivery has been agreed, or deemed to be agreed, by the Seller and a Processor in accordance with a Processing Agreement, and (ii) the date of the final Gold Payment in respect of a Delivery, the Seller shall sell to the Purchaser Refined Gold in an amount equal to the amount by which the actual Payable Gold exceeds the amount of Refined Gold previously delivered to the Purchaser in respect of such Delivery pursuant to Section 2.2(a), in each case as supported by the documentation required pursuant to Section 2.3 and the applicable Monthly Report; provided, however, if the Refined Gold previously delivered to the Purchaser in respect of such Delivery pursuant to Section 2.2(a) exceeds the actual Payable Gold, respectively, then the Seller shall be entitled to set off and deduct such excess amount of Refined Gold, as applicable, from the next required deliveries by the Seller under this Agreement until it has been fully offset against deliveries to the Purchaser of Refined Gold, if any, pursuant to this Section 2.2(b), or if no such further deliveries are to be made, the Purchaser shall within five Business Days pay the applicable Gold Purchase Price in respect of any excess Refined Gold delivered to the extent not already paid.

(c)

The Seller shall deliver to the Purchaser all Payable Gold to be delivered under this Agreement by way of credit or allocation to the metal account or accounts designated by the Purchaser from time to time, or physical delivery to such other location specified by the Purchaser from time to time on 15 Business Days’ prior written notice or as otherwise consented to by the Seller, such consent not to be unreasonably withheld. Delivery of the Payable Gold to the Purchaser shall be deemed to have been made at the time on the date the Payable Gold is credited or allocated or physically delivered, as applicable, to the designated metal account of the Purchaser (the “Time of Delivery” on such date the “Date of Delivery”). Title to, and risk of loss of, the Payable Gold shall pass from the Seller to the Purchaser at the Time of Delivery. All costs and expenses pertaining to each delivery of the Payable Gold to the Purchaser shall be borne by the Seller so long as the Purchaser’s accounts are in customary locations in United Kingdom, Switzerland or South Africa.

(d)

The Seller hereby represents and warrants to the Purchaser that, at each Time of Delivery (i) the Seller will be the legal and beneficial owner of the Payable Gold credited or physically allocated to the designated metal account of the Purchaser, (ii) the Seller will have good, valid and marketable title to such Payable Gold, and (iii) such Payable Gold will be free and clear of all Encumbrances.

(e)

The Seller shall not sell or deliver to the Purchaser (for purposes of this Agreement and at any time during the term of this Agreement) any Refined Gold that has been directly or indirectly purchased on a commodity exchange, a commodity futures exchange or from another similar source. The Seller shall have the option to fulfill a gold delivery obligation hereunder by obtaining gold from other sources from time to time including from mining operations of Affiliates or physical gold purchases from a refiner for delivery to the Purchaser, at its sole discretion. The Parties acknowledge that the Seller shall not be obliged to sell or deliver to the Purchaser the Refined Gold physically resulting from Produced Gold. No later than January 15 of each year, the Seller shall deliver to the Purchaser a certificate of a senior officer of the Seller confirming compliance with this Section 2.2(e) as it relates to the prior calendar year.

(f)

The Purchaser acknowledges and agrees that, notwithstanding the effective date of the Term, the Seller shall have no obligation to commence making any delivery of Payable Gold to the Purchaser hereunder until the Deposit has been paid. Notwithstanding the foregoing, provided the conditions precedent set out in Sections 3.3 and 3.4 have been satisfied or waived and the Deposit paid by February 15, 2016, then the Seller shall be obligated to deliver to the Purchaser on the first Date of Delivery the Payable Gold accrued from January 1, 2016.

2.3	Invoicing

(a)

The Seller shall notify the Purchaser in writing, no more than five Business Days after each Delivery, by delivery of an estimate to the Purchaser setting out the estimated number of ounces of Payable Gold to be credited, allocated or physically delivered to the designated metal accounts of the Purchaser in respect of such Delivery and the anticipated Date of Delivery;

(b)	On the Business Day following the Date of Delivery, the Seller shall notify the Purchaser in writing of:

(i)	the number of ounces of Payable Gold credited, allocated or physically delivered to the designated metal account of the Purchaser; and

(ii)	the Gold Purchase Price for such Payable Gold.

2.4	Purchase Price

The Purchaser shall pay to the Seller a purchase price (the “Gold Purchase Price”) for each ounce of Payable Gold sold and delivered by the Seller to the Purchaser under this Agreement (the “Purchased Ounces”) equal to:

(a)

prior to the Deposit Reduction Date, (i) the Ongoing Price on the Date of Delivery of such Purchased Ounces, as applicable, payable in cash or by wire transfer of immediately available funds, plus (ii) the Reduction Amount for such Purchased Ounces, payable only by crediting the applicable Reduction Amount against the Deposit in order to reduce the uncredited balance of the Deposit until the uncredited balance of the Deposit has been credited and reduced to nil; and

(b)	from and after the Deposit Reduction Date, the Ongoing Price on the Date of Delivery of such Purchased Ounces payable in cash or by wire transfer of immediately available funds.

2.5	Minimum Payable Gold Warranty

(a)

The Seller warrants to the Purchaser that the aggregate Payable Gold delivered to the Purchaser on an annual basis will be no less than 80% of the aggregate Payable Gold that would be delivered to the Purchaser based on the gold production schedule in the Operating Plan as set out in Schedule H. At the end of each calendar year during the Term, in the event that the Seller fails to deliver to the Purchaser the minimum amount of Payable Gold for that calendar year, the Seller shall satisfy any such shortfall, as calculated in accordance with Schedule I, by means of a physical delivery to the Purchaser of the shortfall amount of gold within 10 Business Days following the end of such calendar year. In the event of a production stoppage at the Twangiza Project or a material reduction in Produced Gold from the Twangiza Project as a result of a Force Majeure Event that endures for more than 14 consecutive days, the Parties agree that the minimum amount of Payable Gold for the calendar year so impacted shall be reduced proportionately to take into account the production losses incurred as a result of the Force Majeure Event.

(b)

Notwithstanding Section 2.5(a), where the Seller presents to the Purchaser a plan for investment into the expansion or alteration of the operation at the Twangiza Project which would lead to an increase in Produced Gold and an improvement in the economics of the Twangiza Project, provided that such plan is supported by a reasonable study acceptable to the Purchaser, acting reasonably, but may result in a temporary interruption of operations and production of the Twangiza Project and furthermore in a temporary breach of the minimum Payable Gold warranty set out in Section 2.5(a), the Purchaser shall grant a waiver to the Seller of the minimum Payable Gold warranty for the relevant period provided there is no material adverse impact on the Payable Gold delivered to the Purchaser under this Agreement.

2.6	Buyback Option

On the last day of each calendar month after the third anniversary of the Closing Date, the Seller may, at its discretion upon 90 days’ written notice to the Purchaser setting out its intention to exercise its buyback option as well as a calculation of the proposed termination cost (“Buyback Price”), terminate this Agreement by paying to the Purchaser in cash the Buyback Price so that the Purchaser has achieved an implied internal rate of return of 17.5% on the cash flows arising from this Agreement during the period from the Closing Date to the date that is 12 months following the date of payment of the Buyback Price. Schedule J hereto includes an illustration of how the Buyback Price would be calculated.

ARTICLE 3
DEPOSIT PAYMENT

3.1	Deposit

(a)

In connection with the respective promises and covenants contained herein, including the sale and delivery by the Seller to the Purchaser of the Payable Gold, the Purchaser hereby agrees to pay the Deposit on the Closing Date in cash against, and as a prepayment of the purchase price for the Payable Gold, subject to the conditions set out in Sections 3.2 and 3.3.

(b)

No interest will be payable by the Seller on or in respect of the Deposit except as expressly provided in this Agreement. The Purchaser will not be entitled to demand repayment of the Deposit except to the extent expressly set forth in this Agreement.

(c)

Provided that the conditions precedent set out in Sections 3.3 and 3.4 have been satisfied or waived and the Closing Date has occurred by February 15, 2016, then if the Closing Date occurs on any date later than January 15, 2016 solely as a consequence of one or more conditions precedent in Section 3.3(a) or Section 3.4 not being satisfied, interest shall accrue on the Deposit amount at a rate of 8% per annum for the number of days between January 1, 2016 and the Closing Date.

3.2	Use of Deposit

The Seller shall use, and Banro shall cause to be used, the Deposit for the purposes and in the amounts as set out in Schedule K hereto.

3.3	Conditions Precedent in Favour of the Purchaser

The Purchaser shall pay the Deposit to or to the order of the Seller on the Closing Date, by wire transfer of immediately available funds to the bank account or accounts designated by the Seller in writing, once each of the following conditions has been satisfied in full:

(a)

the Purchaser shall have secured all regulatory approvals and completed all filings pertaining to all contemplated transactions between the Purchaser and Banro Group Entities (including this Agreement), including but not limited to those approvals or filings which may be required from or with the relevant departments of the Ministry of Commerce, Development and Reform Commission, State Administration for Foreign Exchange and the State-owned Assets Supervision and Administration Commission of the People’s Republic of China;

(b)

Banro and the Seller shall have delivered to the Purchaser a certificate of status, good standing or compliance (or equivalent) for each PSA Entity and the Twangiza Holdcos, issued by the relevant Governmental Authority dated no earlier than five Business Days prior to the Closing Date;

(c)

Each PSA Entity shall have executed and delivered to the Purchaser a certificate of a senior officer of each in form and substance satisfactory to the Purchaser, acting reasonably, dated as of the Closing Date, as to the constating documents of each; the resolutions of the board of directors of each authorizing the execution, delivery and performance of this Agreement and the Security Agreements to which it is a party and the transactions contemplated hereby; the names, positions and true signatures of the persons authorized to sign this Agreement and the Security Agreements to which it is a party; and such other matters pertaining to the transactions contemplated hereby as the Purchaser may reasonably require;

(d)

Banro and the Seller shall have delivered to the Purchaser a favourable opinion, in form and substance satisfactory to the Purchaser, acting reasonably, dated as of the Closing Date, from external legal counsel to Banro, the Seller, the Twangiza Holdcos and the PSA Entities as to (i) the legal status of each, (ii) the corporate power and authority of each to execute, deliver and perform this Agreement and the Security Agreements to which it is a party, (iii) the execution and delivery of this Agreement and the Security Agreements to which it is a party and the enforceability of this Agreement and the Security Agreements against each, (iv) that this Agreement and the Security Agreements, and the performance by Banro and the Seller of the obligations hereunder or thereunder, do not conflict with, violate, result in a breach of, or constitute a default or an event creating rights of acceleration, termination, modification or cancellation or a loss of rights under (with or without the giving notice or lapse of time or both), the Note Indenture, the Collateral Trust Agreement, or any of the Collateral Documents (as defined in the Note Indenture) governed by Ontario law, (v) the outstanding share capital of the Seller and the Twangiza Holdcos, (vi) the creation of valid mortgages and charge upon, and security interests in (including as to ranking of such security interests), the PSA Collateral under the Security; and (vii) the due registration or filing of the Security Agreements and, where applicable, the perfection of the security interest of the Purchaser (including as to ranking of such security interests), under such Security Agreements and the results of the usual searches that would be conducted in connection with the security that is the subject of such Security Agreements;

(e)

each PSA Entity shall have certified that, as of the Closing Date (i) all of the representations and warranties made by each pursuant to this Agreement are true and correct on and as of such date, and (ii) no Banro Event of Default (or an event which with notice or lapse of time or both would become a Banro Event of Default) has occurred and is continuing under this Agreement or any Security Agreement to which it is a party;

(f)

Banro and the Seller shall have delivered to the Purchaser a legal opinion addressed to the Purchaser from external counsel, in form and substance satisfactory to the Purchaser, with respect to title to the Properties dated as of the Closing Date;

(g)

Banro and the Seller shall have certified that, as of the Closing Date, no Approvals of any Governmental Authority are required to operate the Project Assets substantially in accordance with the Operation Plan, except

(i)	as have already been obtained and received by the Seller and continue to be in place without challenge or appeal, to the extent reasonably considered necessary or appropriate, or

(ii)	as are reasonably expected to be obtained by the time they are necessary,

except for those that would not reasonably be expected to have a Material Adverse Effect;

(h)	each PSA Entity shall have delivered to the Purchaser a certificate of a senior officer confirming:

(i)

compliance with Applicable Laws in respect of the Project Assets (including that each PSA Entity is in compliance with all terms of, and has made all necessary expenditures and investments required to maintain in good standing, its mineral claims, mineral leases, mineral and exploration licenses and other mining rights) dated no earlier than five Business Days prior to the Closing Date; and

(ii)	that no event, occurrence, change or effect shall have occurred that has or may have Material Adverse Effect;

(i)

Banro shall have amended the Note Indenture and the related Collateral Trust Agreement and security agreements as required by the Purchaser to, among other things, characterize the Secured Amount as a Parity Lien (as defined in the Note Indenture), require the trustee under such Collateral Trust Agreement and security agreements to transfer the Project Collateral only in accordance with the terms of this Agreement and to preserve the collateral trust following termination of the Note Indenture.

(j)

each Banro Group Entity shall have executed and delivered, as security for the performance of their obligations to the Purchaser under this Agreement, the Security Agreements set out in Schedule B and such executed Security Agreements shall have been registered, filed or recorded in all offices, and all actions shall have been taken, that may be prudent or necessary to preserve, protect or perfect the security interest of the Purchaser, under such Security Agreements;

(k)

Banro and the Seller shall execute and deliver an agreement with the Purchaser and Auramet International LLC (“Auramet”), creating an account in favour of the Purchaser and setting out the terms by which Auramet will assist the Purchaser in monetizing deliveries of Payable Gold;

(l)	the Seller paid all Reimbursable Expenses of the Purchaser payable as at the Closing Date;

(m)	Banro and the Seller shall have delivered to the Purchaser prior to the Closing Date a certificate of insurance coverage or other evidence of acceptable insurance coverage; and

(n)

the transactions contemplated under each of the following agreements shall be completed concurrently with the closing of the transactions contemplated hereby: (i) the Term Loan Agreement dated as of the date hereof between Banro and certain of its Affiliates, the Purchaser and Gramercy Funds Management LLC, on behalf of the Gramercy Lenders (as defined therein), as amended from time to time, (ii) the Securities Transfer Agreement dated as of the date hereof between Banro and certain of its Affiliates, the Purchaser and Gramercy Funds Management LLC, on behalf of the Vendors (as defined therein), as amended from time to time, and (iii) the Subscription Agreement dated as of the date hereof between Banro and the Subscriber (as defined therein), as amended from time to time.

3.4	Conditions Precedent in Favour of the Seller

On or before the Closing Date, the Purchaser will satisfy each of the following conditions:

(a)	the Purchaser shall have delivered to the Seller a certificate of status, good standing or compliance (or equivalent) for the Purchaser, issued by the relevant Governmental Authority;

(b)

the Purchaser shall have executed and delivered to Banro and the Seller a certificate of a senior officer of the Purchaser, in form and substance satisfactory to Banro and the Seller, acting reasonably, as to the constating documents of the Purchaser; the resolutions of the directors of the Purchaser, authorizing the execution, delivery and performance of this Agreement and the transactions contemplated hereby; the names, positions and true signatures of the persons authorized to sign this Agreement on behalf of the Purchaser; and such other matters pertaining to the transactions contemplated hereby as Banro and the Seller may reasonably require;

(c)

the Purchaser shall have delivered to Banro and the Seller a favourable opinion, in form and substance satisfactory to Banro and the Seller, acting reasonably, from external legal counsel to the Purchaser as to (i) the legal status of the Purchaser, (ii) the corporate power and authority of the Purchaser to execute, deliver and perform this Agreement, and (iii) the execution and delivery of this Agreement; and

(d)

the Purchaser shall have certified to Banro and the Seller that, as of the Closing Date (i) all of the representations and warranties made by the Purchaser pursuant to this Agreement are true and correct in all material respects on and as of such date, and (ii) no Purchaser Event of Default (or an event which with notice or lapse of time or both would become a Purchaser Event of Default) has occurred and is continuing.

3.5	Satisfaction of Conditions Precedent

(a)

Each Party shall use all reasonable commercial efforts and take all reasonable action as may be necessary or advisable, to satisfy and fulfil all the conditions set forth in this Article 3 by the date provided or, if no date is provided, as promptly as reasonably practicable. The Parties shall co-operate in exchanging such information and providing such assistance as may be reasonably required in connection with the foregoing.

(b)

Each of the conditions set forth in Section 3.3 (other than Section 3.3(n), which shall be for the mutual benefit of both parties) is for the exclusive benefit of the Purchaser, and may be waived by the Purchaser in its sole discretion in whole or in part in writing. Each of the conditions set forth in Section 3.4 is for the exclusive benefit of Banro and the Seller, and may be waived by Banro and the Seller in their sole discretion in whole or in part in writing.

ARTICLE 4
ADDITIONAL PAYMENT TERMS

4.1	Payments

All payments of funds due by one Party to another under this Agreement shall be made in United States Dollars and shall be made by wire transfer in immediately available funds to the bank account or accounts designated by the receiving Party in writing from time to time.

4.2	Taxes

(a)

All deliveries of Refined Gold and all payments and transfers of property of any kind made under this Agreement and related Security Agreements by the Seller or any of its Affiliates to the Purchaser shall be made without any deduction, withholding, charge or levy on account of any Taxes, all of which shall be for the sole account of the Seller. All Taxes, if any, as are required to be so deducted, withheld, charged or levied by the Seller or any of its Affiliates on any such delivery or payment, shall be paid by the Seller delivering or paying to the Purchaser or on its behalf, in addition to such delivery or payment, such additional delivery or payment as is necessary to ensure that the net amount received by the Purchaser (net of any such Taxes, including any Taxes required to be deducted, withheld, charged or levied on any such additional amount) equals the full amount that the Purchaser would have received had no such deduction, withholding, charge or levy been required.

(b)

If the Purchaser receives a refund of any Taxes with respect to which the Seller has paid additional amounts pursuant to Section 4.2(a) hereof, the Purchaser shall pay such amount to the Seller (but only to the extent of additional amounts paid by the Seller under Section 4.2(a) with respect to the Taxes giving rise to such refund), net of all reasonable out-of-pocket expenses of the Purchaser and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund); provided, that the Seller, upon the request of the Purchaser, shall repay the amount paid to the Seller (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to the Purchaser if the Purchaser is required to repay such refund to such Governmental Authority.

4.3	New Tax Laws

In the event that any new Tax is implemented, or there shall occur any revision in, implementation of, amendment to or interpretation of any existing Tax, in each case that has an adverse effect on any of the Parties or any of their Affiliates in respect of the transactions contemplated by this Agreement, then the Purchaser on the one hand, and the Seller on the other hand, agree that they shall negotiate in good faith with each other to amend this Agreement so that the other Parties and their Affiliates are no longer adversely affected by any such enactment, revision, implementation, amendment or interpretation, as the case may be; provided that any amendment to this Agreement shall not have any adverse effect on the Seller and its Affiliates on the one hand, and the Purchaser and its Affiliates on the other hand.

4.4	Overdue Payments

Any payment or delivery of Payable Gold not made by a Party on or by any applicable payment referred to in this Agreement shall incur interest from the due date until such payment or delivery is paid or made in full at a per annum rate equal to the [Redacted] on the due date, calculated and compounded monthly in arrears. Any dollar amount or Refined Gold owing by a Party to any other Party under this Agreement may be set off against any dollar amount or Refined Gold owed to such Party by the other Party. Any amount of Refined Gold set off and withheld against any non-payment by a Party shall be valued at the Gold Price as of the first trading day that such amount of Refined Gold became payable to such Party.

ARTICLE 5
TERM

5.1	Term

(a)

Provided that the conditions precedent set out in Sections 3.3 and 3.4 have been satisfied or waived by February 15, 2016, the term of this Agreement shall commence on January 1, 2016, and subject to Sections 5.1(b), 5.1(c) and 5.1(d), shall continue until the date that is 40 years after the date of this Agreement (the “Initial Term”) and thereafter shall automatically be extended for successive 15 year periods (each an “Additional Term” and, together with the Initial Term, the “Term”), unless there has been no active mining operations on the Properties during the last 15 years of the Initial Term or throughout such Additional Term, as applicable, in which case this Agreement shall terminate at the end of the Initial Term or such Additional Term, as applicable.

(b)

Notwithstanding Section 5.1(a), the Purchaser may terminate this Agreement as of the expiry of the Initial Term or current Additional Term, as applicable, by written notice to Banro and the Seller within 10 Business Days prior to the date on which the then applicable Initial Term or Additional Term is to expire.

(c)

Notwithstanding Section 5.1(a) or 5.1(b), the Purchaser may terminate this Agreement on 10 Business Days written notice to Banro and the Seller if the conditions set out in Section 3.3 are not satisfied within three months of the date of this Agreement.

(d)

Notwithstanding any other provision of this Agreement, if the conditions precedent set out in Sections 3.3 and 3.4 have not been satisfied or waived by February 15, 2016, then this Agreement shall terminate, unless otherwise extended upon written agreement by all of the Parties hereto, without any further obligations hereunder on any of the Parties other than pursuant to Sections 7.6, 13.1, 13.3, 13.7 and 13.9.

If by the expiry of the Initial Term the Seller has not sold and delivered to the Purchaser an amount of Refined Gold sufficient to reduce the uncredited balance of the Deposit to nil as calculated in accordance with Section 2.4(a), then the Seller shall provide a detailed calculation of the uncredited balance of the Deposit and shall pay such uncredited balance of the Deposit to the Purchaser within 30 days after the expiry of the Initial Term.

ARTICLE 6
REPORTING; BOOKS AND RECORDS

6.1	Notice of Information

Prior to delivery to the Purchaser of any of the information set out in this Article 6 or otherwise in this Agreement, Banro and the Seller shall inform the Purchaser if such information would be considered material non-public information of Banro. In such event, the Purchaser shall have the option, in its sole discretion, to (a) refuse to accept such information, or (b) require that such information be either (i) publicly disclosed within two Business Days, or (ii) where such information constitutes scientific and technical information representing a material change to the Twangiza Project delivered at a subsequent date within 45 days together with an updated technical report in accordance with NI 43-101, and notice of such refusal or delayed delivery will constitute a valid waiver, or partial waiver, as the case may be, of the obligation to deliver such information.

6.2	Monthly Reporting

The Seller shall deliver to the Purchaser a Monthly Report on or before the fifteenth day after the end of each calendar month. The Seller shall also provide to the Purchaser on request together with the Monthly Reports, all other relevant Twangiza Project documentation or information that may have a material impact on the Twangiza Project, including the Operating Plan.

6.3	Annual Reporting

At least once every 12 months and no later than February 26 of each calendar year, and within 15 days whenever an update to the Operating Plan is adopted by management of Banro or any of the Banro Group Entities which update includes a material change in the annual production forecast included in the Operating Plan, the Seller shall provide to the Purchaser:

(a)

a forecast, substantially in the form of the Operating Plan, of the number of payable ounces of gold expected to be produced over the next calendar year on a month by month basis and over the remaining life of the mine on a year by year basis, including:

(i)	types, tonnes and gold grade of ore to be mined; and

(ii)	types, tonnes and gold grade of ore to be stockpiled;

(b)

listing of the Operating Plan assumptions, including operating and capital expenditure assumptions, exchange rates and metal prices used for short term and long term planning purposes in developing the forecast referred to in Section 6.3(a);

(c)	a schedule of all indebtedness and Encumbrances of the Banro Group Entities at the preceding year end;

(d)	a statement setting out the actual tonnes and gold grade of ore stockpiled as of the start of the period covered by the Operating Plan; and

(e)

a statement setting out the gold reserves and resources (by category) for the Properties, all calculated in accordance with the standards of the Canadian Institute of Mining and Metallurgy and NI 43-101, and the assumptions used, including cut-off grade, metal prices and metal recoveries.

6.4	Notice of Amendments to Plans, Schedules, Project Costs and Other Matters

If, at any time, the Operating Plan is subject to a material amendment, then, within 15 days after such amendment or amendments is or are made, the amended plan, together with the information in Sections 6.3(a), 6.3(b), 6.3(c) and 6.3(e) shall be provided by the Seller to the Purchaser. For the purposes of this Section 6.4 only, materiality shall mean (a) with respect to gold production, a 5% change in total gold production under the Operating Plan; or (b) with respect to proven and probable reserves, a reduction of more than 10% (not taking into account any reductions resulting from depletion in accordance with ordinary course operations); or (c) with respect to guidance for the next twelve (12) month period, a 10% change in production guidance.

6.5	Books and Records

(a)

The PSA Entities shall keep true, complete and accurate books and records of all of the PSA Entities’ operations and activities with respect to the Twangiza Project, including the mining and production of gold therefrom and the mining, treatment, processing, milling, transportation and sale or refining of gold therefrom. The PSA Entities shall permit the Purchaser and its authorized representatives and agents to perform audits or other reviews and examinations of its books and records and other information relevant to the production, delivery and determination of Produced Gold and compliance with Article 6 from time to time at reasonable times at the Purchaser’s sole risk and expense and upon five Business Days’ notice, to confirm compliance with the terms of this Agreement, provided that unless there is a continuing Banro Event of Default, the Purchaser and its authorized representatives and agents will not exercise such rights more often than one (1) time during any calendar quarter. The Purchaser shall diligently complete any audit or other examination permitted hereunder.

(b)

Banro and the Seller shall prepare, or cause to be prepared, technical reports on the Properties in compliance with NI 43-101 as and when required by Applicable Laws. If any technical report is prepared on the Twangiza Project, Banro and the Seller shall, subject to compliance with Applicable Laws, provide to the Purchaser an advanced draft copy of such technical report before it is filed on SEDAR, and in any event not less than five (5) Business Days before it is so filed. Banro and the Seller shall use commercially reasonable efforts to provide to the Purchaser (i) qualified persons consents, qualified persons certificates or other technical data, records or information pertaining to the Properties in the possession or control of Banro and the Seller, and (ii) copies of any technical report and cause the authors of such technical report to have such technical report addressed directly to the Purchaser if the Purchaser is required to file such technical reports under NI 43-101.

(c)

In addition, if during the Term Banro should cease to be a reporting issuer under Applicable Law, Banro shall deliver to the Purchaser audited financial statements of Banro and its subsidiaries on a consolidated basis, such audit to be conducted by a nationally recognized auditing firm.

6.6	Inspections

(a)

Upon no less than ten (10) Business Days’ notice to Banro and the Seller and not more frequently than semi-annually and subject at all times to the workplace rules and supervision of the Seller, and provided any rights of access do not interfere with any exploration, development, mining or processing work conducted on the Properties, the Seller shall grant, or cause to be granted, to the Purchaser and its representatives and agents, at reasonable times and at the Purchaser’s sole risk and expense, the right to access the Properties and the facilities of the Twangiza Project, in each case to monitor the mining and processing operations on the Twangiza Project. Provided there has been no Banro Event of Default that is continuing, the Purchaser may avail itself of such right of access a maximum of twice per calendar year (including the mill in respect thereof), and for this purpose, invitations from Banro will not reduce the number of visits the Purchaser may request.

(b)

Upon no less than 15 Business Days’ notice to Banro and the Seller and not more frequently than semi-annually (which limit will not include tours at the invitation of Banro), the Purchaser shall have the right to conduct an investors tour on the Twangiza Project; provided that such tours shall not unreasonably interfere with the Seller’s activities and operations at the Twangiza Project and provided that such tours shall not include any gold producer, other than the Purchaser itself, reasonably considered to be a competitor of Banro and the Seller. Such investor tours shall be at the sole risk and expense of the Purchaser and its invitees, and the Purchaser shall (a) comply and request that its invitees comply with the policies and procedures that the Seller applies to its own invitees; (b) give Banro and the Seller prompt notice of any injuries, property damage or environmental harm that may occur during such visit; and (c) indemnify, defend and hold Banro and the Seller harmless from any loss, liability, damage, claim or demand by reason of injury to the Purchaser or Banro and the Seller or any of their respective invitees, employees, officers, directors, agents, or representatives caused by the Purchaser’s exercise of its rights under this Section.

ARTICLE 7
COVENANTS

7.1	Conduct of Operations

(a)

Banro and the Seller will, and will cause all PSA Entities to, operate the Project Assets on a commercial basis as though the Seller has a full economic interest in all the gold produced from the Properties. Banro and the Seller shall ensure that (i) all cut-off grade, short term mine planning and production decisions concerning the Twangiza Project shall be based on gold prices typical of normal industry practice and consistent with the practices of Banro and its Affiliates as at the date of this Agreement in connection with such decisions, and (ii) all longer term planning and resource and reserve calculations concerning the Twangiza Project shall use gold prices based on normal industry practice and consistent with the historical practices of Banro and its Affiliates in connection with such planning and calculations.

(b)

Subject to Section 7.1(a), all decisions regarding the Twangiza Project, including all decisions concerning the methods, extent, times, procedures and techniques of any (i) exploration, development and mining related to the Twangiza Project, including spending on capital expenditures, (ii) leaching, milling, processing or extraction, (iii) materials to be introduced on or to the Twangiza Project, and (iv) except as provided herein, the sale of gold and terms thereof, shall be made by the Seller, in its sole discretion.

(c)

Notwithstanding Section 7.1(b), Banro and the Seller agree that all mining operations and activities pertaining to or in respect of the Twangiza Project shall be performed in accordance with Applicable Laws, all applicable licences, permits and other authorizations and accepted mining, processing, engineering and environmental practices prevailing in the mining industry.

7.2	Preservation of Corporate Existence

(a)

Except as permitted in Section 7.2(b), each of Banro and the Seller shall, and Banro shall cause each of the PSA Entities to, at all times from and after the date hereof do and cause to be done all things necessary or advisable to maintain its corporate existence.

(b)

Subject to Section 8.3, each of Banro and the Seller shall not, and Banro shall cause each of the PSA Entities not to consolidate, amalgamate with, or merge with or into, or Transfer all or substantially all of its assets to, or reorganize, reincorporate or reconstitute into or as, another entity, or continue to any other jurisdiction unless at the time of such consolidation, amalgamation, merger, reorganization, reincorporation, reconstitution, Transfer, or continuance, the resulting, surviving or transferee entity assumes in favour of the Purchaser all the obligations of such Party under this Agreement and any Security Agreement to which it is a party.

7.3	Processing/Commingling

Banro and the Seller shall not and shall cause each of the Banro Group Entities to not process Other Minerals through the Processing Plant in priority to, or commingle Other Minerals with, gold mined, produced, extracted or otherwise recovered from the Properties, unless (i) the applicable Banro Group Entity has adopted and employs reasonable practices and procedures for weighing, determining moisture content, sampling and assaying and determining recovery factors (a “Commingling Plan”), such Commingling Plan to ensure the division of Other Minerals and Produced Gold for the purpose of determining the quantum of Produced Gold; (ii) the Purchaser shall not be disadvantaged as a result of the processing of Other Minerals in priority to, or concurrently with, Produced Gold; (iii) the Purchaser has approved the Commingling Plan, such approval not to be unreasonably withheld; (iv) the Banro Group Entity keeps all books, records, data, information and samples required by the Commingling Plan; and (v) the Banro Group Entity enters into a commingling agreement with the Purchaser that provides that there is no negative impact on the gold production attributable to the stream as a result of the commingling. The Seller agrees to revisit the Commingling Plan if the Purchaser determines that circumstances have changed, in order to ensure that the Commingling Plan continues to provide for the accurate measurement of gold produced from the Properties.

7.4	Processing Agreements

(a)

From and after the date hereof, the Seller (together with the PSA Entities from which Produced Gold is sold) shall be a party to any Processing Agreements and the PSA Entities party thereto shall be responsible for delivering all gold to each Processor, in such quantity, description and amounts and at such times and places as required under and in accordance with each Processing Agreement.

(b)

The PSA Entities shall cause all terms and conditions of any Processing Agreements or other agreements for the sale of Produced Gold entered into by a PSA Entity to be on commercially reasonable arm’s length terms and conditions. The Seller shall provide the Purchaser with a final signed copy of any such agreements within five Business Days of the execution thereof.

(c)

Banro shall take commercially reasonable steps to enforce, and shall cause any Affiliate, to take reasonable steps to enforce its rights and remedies under each such Processing Agreement with respect to any breaches of the terms thereof relating to the timing and amount of Gold Payments to be made thereunder. Banro shall notify the Purchaser in writing when any dispute arising out of or in connection with any such Processing Agreement is commenced in respect of Refined Gold and shall provide the Purchaser with timely updates of the status of any such dispute and the final decision and award of the court or arbitration panel with respect to such dispute, as the case may be.

(d)

Banro shall ensure that the final sale and delivery of doré shall only be made to a Processor pursuant to a Processing Agreement. For greater certainty, nothing in this Section 7.4(d) shall prohibit the processing of Produced Gold by a PSA Entity, provided that the doré is eventually sold to a Processor.

7.5	Insurance

(a)

Banro and the Seller shall maintain with reputable insurance companies insurance with respect to the Project Assets and the operations conducted on and in respect of the Twangiza Project against such casualties and contingencies and of such types and in such amounts as is customary in the case of similar operations and, until the Deposit Reduction Date, shall have the Purchaser added as an additional insured and loss payee in the insurance policies.

(b)

The Seller shall ensure that each shipment of gold is adequately insured in such amounts and with such coverage as is customary in the mining industry, until the time that risk of loss and damage for such gold is transferred to the processor.

(c)

When a Banro Group Entity receives payment under any insurance policy in respect of a shipment of Produced Gold that is lost or damaged after leaving the Twangiza Project and before the risk of loss or damage is transferred to the Processor, the Seller shall use the Applicable Entitlement Percentage (determined as at the time the loss occurred) of the Net Proceeds of any insurance payment received by the Banro Group Entity in respect thereof to acquire Refined Gold in accordance with Section 2.2(e) and shall sell and deliver to the Purchaser (without duplication to the extent previously sold and delivered to the Purchaser by the Seller) such amount of Refined Gold at the applicable Gold Purchase Price.

(d)

Banro and the Seller shall insure the Twangiza Project in such amounts and with such coverage as is customary in the mining industry for the construction, development and operation of the Twangiza Project, including the Processing Plant. Banro and the Seller covenant and agree that in the event of any loss or damage that is insured prior to the date on which the uncredited balance of the Deposit has been reduced to nil, the Seller shall either (i) use all Net Proceeds of any insurance payment received by the Banro Group Entity to rebuild or repair all damaged facilities forming part of the Twangiza Project, or (ii) use the Purchaser’s share of the Net Proceeds of such insurance payment received by any Banro Group Entity within 30 days after receipt of such proceeds by such Banro Group Entity, to acquire Refined Gold in accordance with Section 2.2(e) and shall deliver to the Purchaser such amount of Refined Gold, the Purchaser’s share being calculated as the ratio of the fair value of the Purchaser’s interest in the Twangiza Project as represented by its rights under this Agreement to the value of Banro’s interests in the Twangiza Project when measured by the same criterion which establishes the value of the Purchaser’s interest. A failure to agree on the foregoing proportion is arbitrable under Section 13.1.

(e)

Banro and the Seller shall, on or prior to the Closing Date and upon the reasonable request of the Purchaser at reasonable intervals no more than once per year, furnish to the Purchaser a certificate setting forth the nature and extent of all insurance maintained by or on behalf of the PSA Entities in accordance with Section 7.5(a). Banro and the Seller shall, upon the request of the Purchaser, provide the Purchaser with copies of all insurance policies as in effect from time to time relating to the Project Assets.

(f)

Banro and the Seller, acting reasonably, shall not at any time do or omit to do anything, or cause anything to be done or omitted to be done, whereby any insurance required to be effected hereunder would, or would be likely to, be rendered void or voidable or suspended, impaired or defeated in whole or in part.

7.6	Confidentiality

(a)

Each Party (a “Receiving Party”) agrees that it shall maintain as confidential and shall not disclose, and shall cause its Affiliates, employees, officers, directors, advisors, agents and representatives to maintain as confidential and not to disclose, the terms contained in this Agreement and all information (whether written, oral or in electronic format) received or reviewed by it as a result of or in connection with this Agreement, including any draft or final technical reports provided under Article 6 and the information received by it pursuant to the confidentiality agreement dated August 12, 2015 (“Confidential Information”), provided that a Receiving Party may disclose Confidential Information in the following circumstances:

(i)

to its auditor, legal counsel, lenders, brokers, underwriters and investment bankers and to persons with which it is considering or intends to enter into a transaction for which such Confidential Information would be relevant (and to the legal counsel and advisors of any such entity), provided that such persons are advised of the confidential nature of the Confidential Information, undertake to maintain the confidentiality of it and are strictly limited in their use of the Confidential Information to those purposes necessary for such persons to perform the services for which they were, or are proposed to be, retained by the Receiving Party or to consider or effect the applicable transaction, as applicable;

(ii)

subject to Sections 7.6(c) and 13.9, where that disclosure is necessary to comply with Applicable Laws or court order, provided that such disclosure is limited to only that Confidential Information so required to be disclosed and that the Receiving Party will have availed itself of the full benefits of any laws, rules, regulations or contractual rights as to disclosure on a confidential basis to which it may be entitled;

(iii)	for the purposes of the preparation of any arbitration proceeding commenced under Section 13.1;

(iv)

where such information is already widely known by the public other than by a breach of the confidentiality terms of this Agreement or is known by the Receiving Party prior to the entry into of this Agreement or obtained independently of this Agreement and the disclosure of such information would not breach any other confidentiality obligations;

(v)	with the consent of the disclosing Party; and

(vi)

to those of its and its Affiliates’ directors, officers, employees, representatives and agents who need to have knowledge of the Confidential Information for purposes of the rights and obligations contemplated by this Agreement.

(b)

Each Party shall ensure that its and its Affiliates’ employees, directors, officers, representatives and agents and those persons listed in Section 7.6(a)(i) are made aware of this Section 7.6 and comply with the provisions of this Section 7.6. Each Party shall be liable to the other Party for any improper use or disclosure of such terms or information by such persons.

(c)

If in compliance with Applicable Laws, either Party is required to file this Agreement on SEDAR or EDGAR, such Party shall notify the other Party of such requirement within two Business Days of the date of this Agreement, and the Parties shall consult with each other with respect to any proposed redactions to the Agreement in compliance with Applicable Laws before it is filed on SEDAR or EDGAR. Neither Party shall file this Agreement on SEDAR or EDGAR without reasonable prior consultation with the other Party, provided that such reasonable prior consultation shall not prohibit either Party from filing this Agreement on SEDAR or EDGAR redacted only to the extent such Party considers it permitted pursuant to Applicable Laws.

(d)

The PSA Entities and the Purchaser will consult with each other before issuing any press release or otherwise making any public disclosure in respect of this Agreement and the transactions contemplated hereunder and shall not issue any such press release or make any such public disclosure before receiving the consent of the other Party. Nothing in this Section 7.6(d) prohibits any party from making a press release or other disclosure required by Applicable Laws or by the policies or rules of any stock exchange.

7.7	Adverse Impact to Payable Gold

Banro and the Seller shall promptly notify the Purchaser regarding any matter that has or is reasonably likely to have a Material Adverse Effect or any occurrence of or circumstances that may result in a Banro Event of Default, including, for greater certainty, receipt of a notice of acceleration in respect of any indebtedness or obligations or an intention to enforce security against any of the Project Assets. Banro and the Seller shall seek to comply with this Section 7.7, to the extent commercially reasonable and subject to compliance with Applicable Laws and stock exchange policy, prior to any public announcement regarding the matter.

7.8	Proper Practices

Each of the Parties agrees that it will comply in all material respects with the Corruption of Foreign Public Officials Act (Canada), the Bribery Act (United Kingdom) and any other applicable anti-corruption legislation in connection with its dealings relating to this Agreement and the Twangiza Project.

Banro and the Seller shall comply with all Applicable Laws in all material respects, including without limitation, the World Gold Council Conflict-Free Gold Standard, with respect to all operations at the Twangiza Project.

7.9	Expropriation

[Redacted]

7.10	Banro Covenants

Banro shall guarantee that the Seller and all Banro Group Entities shall observe, satisfy, perform and pay all of their actions, covenants, indebtedness, liabilities and obligations in accordance with the terms of this Agreement. The Parties acknowledge and agree that any breach by Banro of its obligations under this Section would cause the Purchaser irreparable harm for which monetary damages alone would not be a sufficient remedy and that therefore the Purchaser may seek and obtain orders of specific performance, injunctions and other equitable remedies and remedies available under civil laws against Banro with respect thereto as a court of competent jurisdiction or an arbitrator under Section 13.1 may see fit to grant with respect to any such breach and neither Banro, the Seller or any Banro Group Entity shall oppose or seek to deny any such remedies.

ARTICLE 8
BANRO TRANSFERS AND CONTROL

8.1	Owner of Project Assets

Subject to Section 8.3 and except as provided in Section 9.2, the PSA Entities shall be the only legal and beneficial owners of the Project Assets, and Banro and the Seller shall ensure that no person other than the PSA Entities hold or acquire any ownership right, as applicable, or title in or to the Project Assets. Subject to the last paragraph of Section 8.3, Banro and the Seller shall maintain, or cause to be maintained, the Properties in good standing and, in all material respects, all Approvals related thereto, including without limitation taking all actions necessary, and making such expenditures and investments as are required, to keep its mineral claims, mineral leases, mineral and exploration licenses and other mining rights in good standing. Without limiting the generality of the foregoing, Banro and the Seller shall apply for and obtain any and all available renewals and extensions of the its mineral claims, mineral leases, mineral and exploration licenses and other mining rights and Approvals in respect of the Properties. Notwithstanding the foregoing, this Section 8.1 shall not restrict any leased personal property (provided that the lessee is the Seller) or personal property that is equipment that is obsolete or no longer in use under the Operating Plan.

8.2	Prohibited Transfers and Changes of Control

Except as set out in Section 8.3, Banro and the Seller shall not, and shall ensure that the Twangiza Holdcos and any subsidiary of the Seller or Banro to which the Project Assets have been Transferred in accordance with Section 8.3(c), holding Project Assets, does not during the Delivery Period:

(a)	Transfer, in whole or in part, directly or indirectly, the Project Assets or any right, title or interest therein; or

(b)

agree to, or enter into any agreement, arrangement or other transaction with any person that would cause, or otherwise allow or permit to exist, a Change of Control of any Banro Group Entity, including any subsidiary of the Seller or Banro to which the Project Assets have been Transferred in accordance with Section 8.3(c), holding Project Assets.

8.3	Permitted Transfers and Changes of Control

Section 8.2 shall not prohibit a Transfer or Change of Control, if: Transfer of the Project Asset

(a)	in the case of a direct or indirect Transfer of the Project Assets to a person that is not a PSA Entity:

(i)	the Seller or Banro shall have provided the Purchaser with at least 30 days prior written notice of the proposed Transfer;

(ii)

all, but not less than all, of the Project Assets (other than leased personal property that is not material to the Project Assets that, by the terms of the lease, may not be transferred) are transferred to the same transferee;

(iii)

the Seller and any other applicable Banro Group Entity transfers and assigns all of its rights and obligations under this Agreement to the same transferee concurrently with any such Transfer, and such transferee assumes in favour of the Purchaser all of the Seller’s and, if applicable, the other Banro Group Entities’ obligations under this Agreement pursuant to an agreement in form and substance satisfactory to the Purchaser, acting reasonably;

(iv)	the transferee complies with the conditions set forth in Sections 3.3(b), (d), (f), (h) and (i) as such sections pertain to such transferee, including an opinion as to the title to the Properties;

(v)

the transferee, and its Affiliates in the case of Section 9.2(c), grant the same charges and security interests in, to and over the PSA Collateral, and enter into the same Security Agreements as those entered into pursuant to Section 9.2

(vi)	there is no Banro Event of Default (or an event which with notice or lapse of time or both would become a Banro Event of Default) that has occurred and is continuing; and

(vii)

the Seller or Banro, as applicable, confirms in writing that it does not reasonably expect such Transfer or Change of Control to have a Material Adverse Effect (where, in the definition of “Material Adverse Effect”, the reference to “PSA Entity” shall instead refer to “transferee entity” for the purposes of this Section 8.3(a)(vii));

Change of Control

(b)

in the case of a Change of Control of Banro, the Seller, the Twangiza Holdcos or any subsidiary of the Seller or Banro to which the Project Assets have been transferred in accordance with Section 8.3(c):

(i)	the Seller or Banro shall have provided the Purchaser with at least 30 days prior written notice of the proposed Change of Control;

(ii)	(1) the transferee, if not itself controlled by another person; or (2) the Affiliate of the transferee that is not itself controlled by any other person:

(A)

assumes in favour of the Purchaser all of the obligations of Banro under this Agreement, such assumption to occur by an agreement in form and substance satisfactory to the Purchaser, acting reasonably; and

(B)	complies with the conditions set forth in Sections 3.3(a), (d), (f), (h) and (i) as such sections pertain to such Affiliate or transferee;

(iii)	in respect of such Change of Control:

(A)	there is a similar Change of Control of all of the subsidiaries of the Seller and such subsidiaries of Banro and the Seller to the same person; and

(B)

the person acquiring control of the Seller, its subsidiaries and such subsidiaries of Banro, and the Affiliates of such person, grants the same charges and security interests in and to the PSA Collateral contemplated by Section 9.2;

(iv)	there is no Banro Event of Default (or an event which with notice or lapse of time or both would become a Banro Event of Default) that has occurred and is continuing; and

(v)

the Seller or Banro, as applicable, confirms in writing that it does not reasonably expect such Transfer or Change of Control to have a Material Adverse Effect (where, in the definition of “Material Adverse Effect”, the reference to “PSA Entity” shall instead refer to “transferee entity” for the purposes of this Section 8.3(b)(v));

Inter-corporate Transfer

(c)	in the case of a direct or indirect Transfer of the Project Assets to Banro or a subsidiary of Banro:

(i)	Banro provides a confirmation in favour of the Purchaser that its obligations under this Agreement shall continue in full force and effect despite any such Transfer; and

(A)

if all, but not less than all, of the Project Assets (other than leased personal property that is not material to the Project Assets that, by the terms of the lease, may not be transferred) are Transferred to the same transferee, then the provisions of Sections 8.3(a)(i) through 8.3(a)(vii) are complied with mutatis mutandis; or

(B)

if less than all of the Project Assets are Transferred to one or more Banro Group Entities and/or one or more other directly or indirectly wholly-owned subsidiaries of Banro (provided that the maximum number of entities to which such Transfers will occur shall not exceed five (5)), then:

(1)	the provisions of Sections 8.3(a)(i), 8.3(a)(iv), 8.3(a)(v) and 8.3(a)(vi) are complied with mutatis mutandis; and

(2)	the Seller provides a confirmation in favour of the Purchaser that its obligations under this Agreement shall continue in full force and effect despite any such Transfer;

Joint Ventures and Minority Dispositions

(d)

in the case of a PSA Entity entering into a minority interest disposition, joint venture or other similar commercial arrangement with another person that is not a Banro Group Entity with respect to the Properties:

(i)	the Seller or Banro shall have provided the Purchaser with at least 30 days prior written notice of the proposed disposition, joint venture or other similar commercial arrangement;

(ii)	Banro retains at least an indirect 50% undivided interest in the Properties;

(iii)	a PSA Entity is at all times the operator of the Properties;

(iv)

such other person agrees in a document, or documents, acceptable to the Purchaser, acting reasonably, with the PSA Entity, the Purchaser and any other such person to acknowledge the obligations of the Seller under this Agreement and the Security Agreements, including the granting to the Purchaser of all the security interests contemplated thereunder; provided that, if such other person acquires any legal right, title or interest in and to any of the Project Assets (including any registered or recorded title in and to the Properties), such person assumes on a joint and several basis with the Seller all of the obligations and duties under this Agreement and grants the same charges and security interests in, to and over the Project Assets to which it acquires any legal right, title or interest, and enters into the same Security Agreements entered into by the Seller and its subsidiaries pursuant to Section 9.2;

(v)

all filings have been made and all other actions have been taken that are required in order for the Purchaser to continue at all times following such transaction to have the valid and perfected security interest contemplated by Section 9.2;

(vi)

such other person complies with the conditions set forth in Sections 3.3(a), (d), (f), (h) and (i) as it pertains to such other person, including an opinion as to the title to the Properties if such other person acquires any registered or recorded and legal right, title or interest in and to any of the Properties;

(vii)	there is no Banro Event of Default that has occurred and is continuing (or an event which with notice or lapse of time or both would become a Banro Event of Default); and

(viii)

the Seller or Banro, as applicable, confirms in writing that it does not reasonably expect such minority interest disposition, joint venture or other similar commercial arrangement to have a Material Adverse Effect; or

With Consent

(e)	the Purchaser provides its prior written consent;

provided that, for greater certainty, if the Seller intends to abandon, surrender, relinquish or let lapse any of the Properties (the “Abandonment Property”), Banro shall (i) have determined, acting commercially reasonably, that it is not economic to mine gold from the Properties that it proposes to abandon, surrender, relinquish or let lapse, and (ii) first give notice of such intention to the Purchaser at least 90 days in advance of the proposed date of abandonment. If, not later than 10 days before the proposed date of abandonment, Banro receives from the Purchaser written notice that the Purchaser desires the Seller to convey the Abandonment Property to the Purchaser or an assignee, Banro shall, without additional consideration, convey the Abandonment Property in good standing, without warranty, to the Purchaser and shall use commercially reasonable efforts to assist the Purchaser in acquiring any necessary or appropriate consents or approvals to such Transfer and shall thereafter have no further obligation to maintain the title to the Abandonment Property and the terms of this Agreement shall cease to apply to such Abandonment Property. If the Purchaser does not give such notice to Banro within the prescribed period of time, the Seller may abandon the Abandonment Property and shall thereafter have no further obligation to maintain the title to the Abandonment Property; provided, however, that if the Seller or any Affiliate of Banro reacquires a direct or indirect interest in any of the ground covered by the Abandonment Property at any time within seven (7) years following abandonment, the production of gold from such ground shall be subject to this Agreement. The Seller shall give written notice to the Purchaser within ten (10) days of any such reacquisition.

ARTICLE 9
SECURITY

9.1	Financings and Encumbrances

(a)	During the Term, except for Permitted Indebtedness, no PSA Entity shall incur or enter into any Indebtedness.

(b)

Except as provided in this Article 9, no PSA Entity shall grant or allow to exist an Encumbrance, other than the Permitted Encumbrances, in respect of, all or any of the PSA Collateral, in favour of any other person.

9.2	Security

(a)

The Seller shall: (i) execute and deliver a guarantee in favour of the Purchaser, in form and substance satisfactory to the Purchaser, acting reasonably, guaranteeing the performance, when due, of all PSA Obligations; and (ii) grant, as security for the payment and performance, when due, of all PSA Obligations, to and in favour of the Purchaser first ranking charges and security interests (subject only to the Prior Ranking Permitted Encumbrances) in, to and over (A) the Payable Gold, including all proceedings thereof, and (B) the Project Collateral, the charged amount (the “Secured Amount”) of such charges and security interests with respect to the Project Collateral being initially, the Deposit, such amount to reduce on each Date of Delivery by an amount equal to 60% of the amount that is equal to the difference between the Gold Price on the Business Day following the Date of Delivery and the Ongoing Price, multiplied by the number of ounces of Payable Gold delivered on the Date of Delivery, pursuant to one or more agreements (the “Seller Security Agreements”) executed by each to and in favour of the Purchaser, in form and substance satisfactory to the Purchaser, acting reasonably.

(b)

Banro shall cause the Guarantors and each Banro Group Entity (other than the Seller) having a direct or indirect interest in and to, now or in the future, the Project Assets: (i) to execute and deliver a guarantee in favour of the Purchaser, in form and substance satisfactory to the Purchaser, acting reasonably, guaranteeing the payment and performance, when due, of all PSA Obligations; and (ii) grant, as security for its obligations under such guarantee to and in favour of the Purchaser, first ranking charges and security interests up to the Secured Amount (subject only to the Prior Ranking Permitted Encumbrances) in, to and over all present and after acquired property, and in each case including all proceeds thereof (the “Group Collateral”), all pursuant to one or more agreements (collectively, the “Group Security Agreements”), in form and substance satisfactory to the Purchaser, acting reasonably.

(c)

Banro and the Seller shall cause the Banro Group Entities to execute and deliver a written assignment, subordination and postponement of claims (the “Assignment, Subordination and Postponement of Claims”), in favour of and in form and substance satisfactory to the Purchaser, acting reasonably, that subordinates and postpones the enforcement of any debts, liabilities and obligations of any Banro Group Entity and the realization of any charges or security interests to secure such claims to the obligations under the Security Agreements and, from and after a Banro Event of Default, or any event or circumstance which, with notice, the passage of time or both, would constitute a Banro Event of Default, and until such Banro Event of Default is remedied, subordinates and postpones the payment of all such debt, liabilities and obligations (other than Permitted Distributions) to the payment in full of all debts, liabilities and obligations of the Banro Group Entities to the Purchaser.

(d)

If so requested in writing by the Purchaser, the Banro Group Entities shall not, for so long as a Banro Event of Default, or any event or circumstance which, with notice, the passage of time or both, would constitute a Banro Event of Default, continues, make any Distribution other than a Permitted Distribution.

(e)

At the Purchaser’s request, Banro shall, and shall cause the Seller (and any other Banro Group Entity from which Produced Gold is sold) to provide in any Processing Agreement or selling agreement that the account with any third party in respect of any Refined Gold related to the Produced Gold will form part of the Project Collateral. For certainty, and at all times, the Seller shall not, and Banro shall ensure that the Seller does not, make any Distributions other than a Permitted Distribution from such account if a Banro Event of Default, or event which with the giving of notice or the passage of time or both would constitute a Banro Event of Default, has occurred and is continuing, or if a Banro Event of Default would occur or arise immediately after, or as a result of, making a Distribution.

(f)

The PSA Entities shall cause all such further agreements, instruments and documents to be executed and delivered and all such further acts and things to be done as the Purchaser may from time to time reasonably require to obtain, perfect and maintain first ranking prior perfected charges and security interests in, to and over all of the PSA Collateral, subject only to Prior Ranking Permitted Encumbrances.

(g)

Banro and the Seller shall not, and shall cause each Banro Group Entity to not, contest in any manner the effectiveness, validity, binding nature or enforceability of this Agreement or any of the PSA Security.

(h)

In addition to the foregoing, Banro, the Seller and each applicable Banro Group Entity that has provided security to one or more Lenders where such security also secures the PSA Obligations shall not seek any discharge of any such security except where the Purchaser has provided its prior written consent, in its sole discretion, with a view to ensuring that such security or any replacement security in favour of the Purchaser continues to secure the PSA Obligations and with no change in the priority thereof. The Seller shall pay all costs and expenses associated with the foregoing including in connection with the preparation and registration of all documentation in connection therewith that is required by the Purchaser.

9.3	Intercreditor Agreement

If, after the Deposit Reduction Date, any PSA Entity wishes to enter into any Secured Financing or grant an Encumbrance over any PSA Collateral to any Lenders as security for the payment or performance of any Secured Financing, and it is the intention of such PSA Entity that such Encumbrance modify the security interests in favour of the Purchaser set out in Section 9.2, then the Purchaser agrees to enter into an intercreditor agreement (in such case, an “Intercreditor Agreement”) with the Lenders and the applicable PSA Entity (such agreement to be negotiated in good faith), on the principal terms and conditions set out in Schedule C. The Parties agree that if an Intercreditor Agreement is not negotiated and executed within 60 days of the Purchaser receiving notice from a PSA Entity that it intends to enter into a Secured Financing or grant on Encumbrance, then either Party may seek to have any dispute related thereto determined by arbitration as set out in Section 13.1.

9.4	Stockpiling

The Seller shall not stockpile, store or place Produced Gold off of the Properties unless the Seller has first secured from the property owner where such stockpiling, storage or placement is to occur a written agreement in recordable form which provides that the Purchaser’s rights to the Produced Gold shall be preserved. Such agreement shall provide, inter alia, that (a) the Purchaser’s rights pursuant to this Agreement, insofar as they are applicable, shall continue in full force and effect; (b) the Purchaser’s rights in and to the Produced Gold shall be the same as if the Produced Gold were situate on the Properties; (c) the Purchaser’s rights set forth in this Section 9.4 shall have precedence over the rights to the Produced Gold of the property owner where the Produced Gold is stockpiled, stored or placed; (d) the agreement shall be irrevocable as long as the Produced Gold, or any part thereof, remains on the property not part of the Properties and (e) the Purchaser shall have substantially similar access rights and obligations as provided in Section 6.6.

ARTICLE 10
REPRESENTATIONS AND WARRANTIES

10.1	Representations and Warranties of Banro and the Seller

Banro and the Seller, acknowledging that the Purchaser is entering into this Agreement in reliance thereon, hereby make the representations and warranties set forth in Schedule D to the Purchaser on and as of the date of this Agreement on a joint and several basis. The representations and warranties set forth in Schedule D shall be deemed to be repeated by Banro and the Seller as of the date of the Closing Date.

10.2	Representations and Warranties of the Purchaser

The Purchaser, acknowledging that Banro and the Seller are entering into this Agreement in reliance thereon, hereby makes the representations and warranties set forth in Schedule E to Banro and the Seller on and as of the date of this Agreement. The representations and warranties set forth in Schedule E shall be deemed to be repeated by the Purchaser as of the date of the Closing Date.

10.3	Survival of Representations and Warranties

The representations and warranties set forth in Schedule D and Schedule E shall survive the execution and delivery of this Agreement.

10.4	Knowledge

Where any representation or warranty contained in this Agreement is expressly qualified by reference to the “knowledge” of Banro and the Seller, it shall be deemed to refer to the actual knowledge of any of Banro’s and the Seller’s Chief Executive, Chief Financial, Vice-President Technical Services, Vice-President, General Counsel and Secretary and Head of Projects and Operations and all knowledge which such persons would have if such persons made due enquiry into the relevant subject matter having regard to the role and responsibilities of such person.

ARTICLE 11
BANRO EVENTS OF DEFAULT

11.1	Banro Events of Default

Each of the following events or circumstances constitutes an event of default by the PSA Entities (each, a “Banro Event of Default”):

(a)

the Seller fails to sell and deliver the Payable Gold to the Purchaser on the terms and conditions set forth in this Agreement within three (3) Business Days after receipt of notice from the Purchaser notifying the Seller of such default;

(b)

other than as provided in Section 11.1(a), any PSA Entity is in breach or default of any terms or conditions, or any of its covenants or obligations, set forth in this Agreement or any Security Agreement in any material respect, which breach or default is not remedied within a period of 30 days following delivery by the Purchaser to the PSA Entities of written notice of such breach or default, except in respect of the covenant set out in Section 7.10, which shall constitute a Banro Event of Default immediately on notice thereof, or such longer period of time as the Purchaser may determine in its sole discretion;

(c)

any of the representations or warranties given by Banro and the Seller is inaccurate in any material respect as of the date given, and such inaccuracy is not remedied within a period of 30 days following delivery by the Purchaser to Banro and the Seller of written notice of such inaccuracy, or such longer period of time as the Purchaser may determine in its sole discretion;

(d)

in respect of Indebtedness, any (i) failure by any Banro Group Entity to pay such Indebtedness at the stated maturity thereof or as a result of which, the holder of such Indebtedness has declared the principal thereof to be due and payable prior to the stated maturity thereof, or any event shall occur and shall continue after the applicable grace period (if any) specified in any agreement or instrument relating to any such Indebtedness of any Banro Group Entity, the effect of which is to permit the holder of such Indebtedness to declare the principal amount thereof to be due and payable prior to its stated maturity and in respect of which such holder has so declared the principal amount to be payable; or (ii) failure by any Banro Group Entity to perform or observe any covenant or agreement to be performed or observed by it contained in any other agreement or in any instrument evidencing any of such Indebtedness, the effect of which is to permit the holder of such Indebtedness to declare the principal amount thereof to be due and payable prior to its stated maturity and in respect of which the holder has so declared the principal amount to be payable or has sought to enforce a guarantee in respect thereof;

(e)	upon the occurrence of an Insolvency Event affecting either Banro or the Seller; or

(f)

except as otherwise contemplated herein, the PSA Security does not constitute a first ranking Encumbrance over the PSA Collateral, subject only to the Prior Ranking Permitted Encumbrances, and does not become a first ranking charge within 20 days of receipt of notice from the Purchaser notifying the PSA Entities of such default.

11.2	Remedies

(a)

If a Banro Event of Default occurs and is continuing, the Purchaser shall have the right, upon written notice to Banro and the Seller at its option and in addition to and not in substitution for any other remedies available at law or equity, to take any or all of the following actions:

(i)	demand all amounts and deliveries owing by the Seller to the Purchaser;

(ii)

terminate this Agreement by written notice to Banro and the Seller and, without limiting Section 11.2(a)(i), demand all losses suffered or incurred as a result of the occurrence of such Banro Event of Default and termination, including the greater of (A) the uncredited amount of the Deposit, and (B) a net present value calculation of the Payable Gold that would have been delivered by the Seller to the Purchaser hereunder, but for the occurrence of such Banro Event of Default. The net present value calculation shall be based on an assumption that the Project Assets are owned and operated by a person that has the financial, operational and technical capability of a prudent owner and operator, and shall be based on such other reasonable assumptions and forecasts as may be necessary to make such calculation, including with respect to the applicable discount rates to use, the applicable gold prices to use, and the reasonably expected Payable Gold that would have been sold and delivered to the Purchaser hereunder but for the occurrence of such Banro Event of Default (based on, among other factors, the reserves and resources, inferred resources and potential exploration success, the expected throughput through the Processing Plant, and expected gold recoveries). In the event the Seller and the Purchaser do not agree on the reasonable assumptions and forecasts necessary to make such net present value calculation, the parties shall agree on the appointment of any one of the major audit firms, being PricewaterhouseCoopers Canada, Deloitte LLP, Ernst & Young or KPMG, to determine and calculate the net present value. Upon demand from the Purchaser, the Seller shall promptly pay all such amounts to the Purchaser; and

(iii)	enforce the PSA Security.

(b)

The Parties hereby acknowledge and agree that: (i) the Purchaser will be damaged by a Banro Event of Default; (ii) it would be impracticable or extremely difficult to fix the actual damages resulting from a Banro Event of Default; (iii) any sums payable in accordance with Section 11.2(a) with respect to a Banro Event of Default are in the nature of liquidated damages, not a penalty, and are fair and reasonable; and (iv) the amount payable in accordance with Section 11.2(a) or with respect to a Banro Event of Default represents a reasonable estimate of fair compensation for the losses that may reasonably be anticipated from such Banro Event of Default in full and final satisfaction of all amounts owed in respect of such Banro Event of Default.

(c)	For greater certainty, if the Purchaser does not exercise its right under Section 11.2(a)(ii), the obligations of Banro and the Seller or any successors shall continue in full force and effect.

ARTICLE 12
PURCHASER EVENTS OF DEFAULT

12.1	Purchaser Events of Default

Each of the following events or circumstances constitutes an event of default by the Purchaser (each, a “Purchaser Event of Default”):

(a)	the Purchaser fails to pay the Deposit in accordance with Article 3 within (3) three Business Days of receipt of notice from the Seller notifying the Purchaser of such default (a “Deposit Default”);

(b)

the Purchaser fails to pay for Payable Gold delivered to the Purchaser in accordance with Section 2.4 within (3) three Business Days of receipt of notice from the Seller notifying the Purchaser of such default (a “Purchaser Payment Default”);

(c)

the Purchaser is in breach or default of any of its covenants or obligations set forth in this Agreement in any material respect (other than a breach or default of the covenants or obligations referenced in Sections 12.1(a) or (b) above), and such breach or default is not remedied within a period of 30 days following delivery by the Seller to the Purchaser of written notice of such breach or default, or such longer period of time as the Seller may determine in its sole discretion; or

(d)

any of the representations or warranties given by the Purchaser is inaccurate in any material respect as of the date given, and such inaccuracy is not remedied within a period of 30 days following delivery by the Seller to the Purchaser of written notice of such inaccuracy, or such longer period of time as the Seller may determine in its sole discretion.

12.2	Remedies

(a)

If all of the conditions precedents set out in Section 3.3 have been satisfied and a Deposit Default in respect of all of the Deposit occurs and is continuing and the Purchaser fails to cure the Deposit Default in full within 90 days of written notice from the Seller of such default, then the Seller may elect to at any time thereafter so long as the Purchaser has not already cured the Deposit Default, to terminate this Agreement.

(b)

In addition to the PSA Entities’ rights and remedies available at law or in equity (other than any right at law or in equity to terminate this Agreement), if a Purchaser Payment Default occurs and is continuing, the Seller shall have the right, upon written notice to the Purchaser, at its option, to suspend obligations under Section 2.2. If the Deposit is reduced to nil and following the Deposit Reduction Date, the Purchaser fails to cure the Purchaser Payment Default in full within 30 days, then the Seller may elect at any time thereafter so long as the Purchaser has not already cured the Purchaser Payment Default, to terminate this Agreement and thereupon all of the Seller’s obligations hereunder shall thereafter be terminated.

(c)

If a Purchaser Event of Default under Sections 12.1(c) or 12.1(d) has occurred and is continuing, then the PSA Entities shall have no right to terminate this Agreement, but shall be entitled to all other remedies available to it at law or in equity against the Purchaser.

ARTICLE 13
GENERAL

13.1	Disputes and Arbitration

Any dispute, controversy or claim arising out of or relating to this Agreement or the breach, termination or invalidity thereof which has not been resolved by the Parties within the time frames specified herein (or where no time frames are specified, within 15 days of the delivery of written notice by either Party of such dispute, controversy or claim) shall be referred to the chief executive officers of each of the disputing parties for prompt resolution. Any such dispute, controversy or claim which cannot be resolved by the chief executive officers within 15 days after it has been so referred to them hereunder, including the determination of the scope or applicability of this Agreement to arbitrate, shall be settled by binding arbitration in accordance with the rules for arbitration set out in Schedule F. The determination of such arbitrator shall be final and binding upon the Parties and there shall be no appeals from any determination of the arbitrator. Judgment on the award may be entered in any court having jurisdiction. This Section 13.1 shall not preclude the Parties from seeking provisional remedies in aid of arbitration from a court of competent jurisdiction. The Parties covenant and agree that they shall conduct all aspects of such arbitration having regard at all times to expediting the final resolution of such arbitration.

13.2	Further Assurances

Each Party shall execute all such further instruments and documents and do all such further actions as may be necessary to effectuate the documents and transactions contemplated in this Agreement, in each case at the cost and expense of the Party requesting such further instrument, document or action, unless expressly indicated otherwise.

13.3	Reimbursement of Expenses

(a)

The Seller and Banro shall pay to the Purchaser all reasonable costs and expenses (including all reasonable legal fees and disbursements of counsel) incurred by the Purchaser in connection with this Agreement and the other related transactions, including:

(i)	the negotiation, preparation, printing, execution and delivery, both prior and subsequent to the Closing Date, of this Agreement and the Security Agreements;

(ii)

the fees and expenses of engineering, environmental, insurance consulting and other expert or professional services retained by the Purchaser and any on-site inspections by the Purchaser or its representatives;

(iii)	the commissions, fees and expenses of any selling agent engaged to monetize the Payable Gold;

(iv)	advice of counsel with respect to this Agreement, the Security Agreements or any transaction contemplated thereunder;

(v)

the enforcement of this Agreement or any Security Agreement or the enforcement or preservation of rights thereunder or the bringing of any action, suit or proceeding with respect to the enforcement of this Agreement or any Security Agreement or any such right or seeking any remedy which may be available to the Purchaser at law or in equity;

(vi)	the maintenance of the registration, filing and the perfection of the Security Agreements and the Encumbrances thereof; and

(vii)	any amendments, waivers or consents requested by the Seller pursuant to the provisions hereof or any other Security Agreement,

(collectively, the “Reimbursable Expenses”).

(b)	The obligations of the Seller under this Section 13.3 shall survive the payment and performance of the Seller’s obligations hereunder and the termination of this Agreement.

13.4	Termination; Survival

This Agreement shall terminate immediately upon the delivery of all the Payable Gold. Notwithstanding the foregoing, the following provisions shall survive termination of this Agreement: Article 4, 7.6, 7.10, 11.2, 12.2, 13.1, 13.7, 13.9, Schedule F and Schedule G and such other provisions of this Agreement as are required to give effect thereto.

13.5	No Joint Venture

Nothing herein shall be construed to create, expressly or by implication, a joint venture, mining partnership, commercial partnership, agency relationship, fiduciary relationship, or other partnership relationship between the Purchaser on the one hand and any Banro Group Entity on the other hand.

13.6	No Royalty

Nothing herein shall be construed to create, expressly or by implication, a royalty between the Purchaser on the one hand and any Banro Group Entity on the other hand.

13.7	Governing Law

This Agreement shall be governed by and construed under the laws of the Province of Ontario and the federal laws of Canada applicable therein (without regard to its laws relating to any conflicts of laws). The United Nations Vienna Convention on Contracts for the International Sale of Goods shall not apply to this Agreement.

13.8	Notices

Unless otherwise specifically provided in this Agreement, any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered by hand to an officer or other responsible employee of the addressee or transmitted by facsimile transmission or sent by electronic mail in PDF format, addressed to:

(a)	If to either Banro or the Seller, to:

Banro Corporation
1 First Canadian Place
Suite 7070, 100 King Street West
Toronto, Ontario, M5X 1E3, Canada

Attention:	Chief Financial Officer
Telecopier No.:	416-366-7722
Email:	KJennings@banro.com

with a copy to:

Norton Rose Fulbright Canada LLP
Royal Bank Plaza, South Tower, Suite 3800
200 Bay Street
Toronto, Ontario, M5J 2Z4, Canada

Attention:	Mike Moher
Telecopier No.:	416- 216-3930
Email:	mike.moher@nortonrosefulbright.com

(b)	If to the Purchaser, to:

RFW Banro Investments Limited
Nemours Chambers, Road Town
Tortola, British Virgin Islands

Attention:	George Lu
Telecopier No.:	+8610 85151866

Attention:	Clement Kwong
Telecopier No.:	+852 2876 6301

Email:	legal@resourcefinance.works

with a copy to:

Norton Rose Fulbright Canada LLP
Royal Bank Plaza, South Tower, Suite 3800
200 Bay Street
Toronto, Ontario, M5J 2Z4, Canada

Attention:	Robert Mason
Telecopier No.:	416- 216-2967
Email:	robert.mason@nortonrosefulbright.com

Any notice or other communication given in accordance with this section, if delivered by hand as aforesaid shall be deemed to have been validly and effectively given on the date of such delivery if such date is a Business Day and such delivery is received before 4:00 pm at of the place of delivery; otherwise, it shall be deemed to be validly and effectively given on the Business Day next following the date of delivery. Any notice of communication which is transmitted by facsimile transmission or electronic mail as aforesaid, shall be deemed to have been validly and effectively given on the date of transmission if such date is a Business Day and such transmission was received before 4:00 pm at the place of receipt; otherwise it shall be deemed to have been validly and effectively given on the Business Day next following such date of transmission.

13.9	Press Releases

The Parties shall jointly plan and co-ordinate, and shall cause their respective Affiliates to jointly plan and coordinate, any public notices, press releases, and any other publicity concerning this Agreement and the transactions contemplated by this Agreement and neither Party or its Affiliates shall act in this regard without reasonable prior consultation with the other Party, unless such disclosure is required to meet timely disclosure obligations of such Party or its Affiliates under Applicable Laws in circumstances where prior consultation with the other Party is not practicable, and a copy of such disclosure shall be provided to the other Party at such time as it is made publicly available.

13.10	Amendments

This Agreement may not be changed, amended or modified in any manner, except pursuant to an instrument in writing signed on behalf of each of the Parties.

13.11	Beneficiaries

This Agreement is for the sole benefit of the Parties and their successors and permitted assigns and, except as expressly contemplated herein, nothing herein is intended to or shall confer upon any other person any legal or equitable right, benefit or remedy of any nature or kind whatsoever under or by reason of this Agreement.

13.12	Entire Agreement

This Agreement and the Security Agreements together constitute the entire agreement between the Parties with respect to the subject matter hereof and cancel and supersede any prior understandings and agreements between the Parties with respect thereto. There are no representations, warranties, terms, conditions, opinions, advice, assertions of fact, matters, undertakings or collateral agreements, express, implied or statutory, by or between the Parties (or by any of their respective employees, directors, officers, representatives or agents) other than as expressly set forth in this Agreement or the Security Agreements.

13.13	Debt Sharing Confirmations

(a)

The Purchaser hereby agrees, for the benefit of all holders of each other existing and future Series of Priority Lien Debt and each existing and future Priority Debt Representative, that all Priority Lien Obligations will be and are secured equally and ratably by all Liens (as defined in the Collateral Trust Agreement) at any time granted by Banro or any Obligor (as defined in the Collateral Trust Agreement) to secure the obligations in respect of the Twangiza Priority Stream Obligations (as defined in the Note Indenture), whether or not upon property otherwise constituting Collateral (as defined in the Collateral Trust Agreement), that all such Liens will be enforceable by the Collateral Agent for the benefit of all holders of Priority Lien Obligations equally and rateably (except that the Twangiza Priority Stream Obligations and the Priority Stream Obligations (each as defined in the Note Indenture) shall be paid in priority to the other Priority Lien Obligations in accordance with Section 3.4(a) of the Collateral Trust Agreement), and that the Purchaser is bound by the provisions in the Collateral Trust Agreement relating to the order of application of proceeds from enforcement of such Liens, and consent to and direct the Collateral Agent to perform its obligations under the Collateral Trust Agreement.

(b)

The Purchaser hereby agrees, for the benefit of all holders of each other existing and future Series of Parity Lien Debt and each existing and future Parity Debt Representative, that all Parity Lien Obligations will be and are secured equally and rateably by all Liens at any time granted by Banro or any Obligor to secure the obligations in respect of the Twangiza Streaming Secured Obligations (as defined in the Note Indenture), other than the Twangiza Priority Stream Obligations (as defined in the Note Indenture), whether or not upon property otherwise constituting Collateral, that all such Liens will be enforceable by the Collateral Agent for the benefit of all holders of Parity Lien Obligations equally and rateably, and that the Purchaser is bound by the provisions in the Collateral Trust Agreement relating to the order of application of proceeds from enforcement of such Liens, and consent to and direct the Collateral Agent to perform its obligations under the Collateral Trust Agreement.

13.14	Waivers

Any waiver of, or consent to depart from, the requirements of any provision of this Agreement shall be effective only if it is in writing and signed by the Party giving it, and only in the specific instance and for the specific purpose for which it has been given. No failure on the part of any Party to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver of such right. No single or partial exercise of any such right shall preclude any other or further exercise of such right or the exercise of any other right.

13.15	Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party.

13.16	Assignment

(a)	This Agreement shall enure for the benefit of and shall be binding on and enforceable by the Parties and their respective successors and permitted assigns.

(b)

The Purchaser shall be entitled at any time and from time to time to Transfer any of its rights and obligations under this Agreement without the consent of the Seller or Banro and, in connection therewith may transfer a participating or other interest in this Agreement.

(c)

Except as provided in Section 8.3, none of the PSA Entities shall assign, in whole or in part, any of its rights and obligations under this Agreement or the Security Agreements without the prior written consent of the Purchaser. In no event shall any rights or obligations under this Agreement or the Security Agreements be assigned by the PSA Entities other than together with a transfer of the Project to the same assignee.

(d)	This Agreement may not be assigned in whole or in part to any Restricted Person.

13.17	Joinder

Each of the Parties agrees that, upon execution and delivery of a joinder agreement in a form satisfactory to the Parties, acting reasonably, another person shall, without any further action on the part of Parties other than such person, automatically be added as a Party to this Agreement in the manner contemplated by such joinder agreement.

13.18	Counterparts

This Agreement may be executed in one or more counterparts, and by the Parties in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by telecopy or electronic scan shall be effective as delivery of a manually executed counterpart of this Agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the day and year first written above.

RFW BANRO INVESTMENTS LIMITED

Per:	“Clement Kwong”
	Name:	Clement Kwong
	Title:	Director

BANRO CORPORATION

Per:	“Richard Brissenden”
	Name:	Richard Brissenden
	Title:	Chairman of the Board

TWANGIZA MINING S.A.

Per:	“Desire Sangara”
	Name:	Desire Sangara
	Title:	Chairman of the Board

SCHEDULE A

DESCRIPTION OF SELLER’S PROPERTIES (WITH MAP)

This is Schedule A to the Gold Purchase and Sale Agreement between RFW Banro
Investments Limited, Banro Corporation and Twangiza Mining S.A.
dated as of December 31, 2015

[Redacted]

A-1

SCHEDULE B
SECURITY AGREEMENTS

This is Schedule B to the Gold Purchase and Sale Agreement between RFW Banro
Investments Limited, Banro Corporation and Twangiza Mining S.A.
dated as of December 31, 2015

•	Joinder and sharing confirmations as a Priority Lien and recognizing priority of Payable Gold obligations

•	Joinder and sharing confirmation as a Parity Lien

•	Guarantees contemplated by Section 9.2(b)

•	Assignment, Subordination and Postponement of Claims contemplated by Section 9.2(c)

•	Pledge of accounts with Auramet International LLC, if any

•	Pledge of accounts with any Processor

B-1

SCHEDULE C
INTERCREDITOR PRINCIPLES

This is Schedule C to the Gold Purchase and Sale Agreement between RFW Banro
Investments Limited, Banro Corporation and Twangiza Mining S.A.
dated as of December 31, 2015

[Redacted]

C-1

SCHEDULE D
BANRO AND SELLER REPRESENTATIONS AND WARRANTIES

This is Schedule D to the Gold Purchase and Sale Agreement between RFW Banro
Investments Limited, Banro Corporation and Twangiza Mining S.A.
dated as of December 31, 2015

Each of Banro, on behalf of and in respect of itself and each PSA Entity, and the Seller hereby represents and warrants to the Purchaser as follows:

(a)

it is a company validly existing and in good standing under the laws of its jurisdiction of incorporation and is up to date in respect of all filings required by law to maintain its existence, and it is qualified or licensed to do business in each jurisdiction in which the nature of its business or the nature and location of its assets requires such qualification or licensing except where such failure to be qualified or licensed would not reasonably be expected to have a Material Adverse Effect;

(b)

all requisite corporate acts and proceedings have been done and taken by it, including obtaining all requisite board of directors’ approvals, with respect to entering into this Agreement and the Security Agreements to which it is a party and performing its obligations hereunder and thereunder;

(c)

it has the requisite corporate power, capacity and authority to own and lease its assets and carry on its business and to enter into this Agreement and the Security Agreements to which it is a party and to perform its obligations hereunder and thereunder;

(d)

this Agreement and the Security Agreements to which it is a party and the exercise of its rights and performance of its obligations hereunder and thereunder do not and will not, (i) conflict with, violate, result in a breach of, or constitute a default or an event creating rights of acceleration, termination, modification or cancellation or a loss of rights under (with or without the giving notice or lapse of time or both), any written or oral contract, agreement, license, concession, indenture, mortgage, debenture, bond, note or other instrument to which it is a party, subject or otherwise bound (including with respect to its assets), in each case other than such a conflict, violation, breach, default or event that would not reasonably be expected to have a Material Adverse Effect, (ii) conflict with or violate its constating or constitutive documents, (iii) conflict with or violate any Applicable Laws, or (iv) except as contemplated by this Agreement or the Security Agreements, result in, or require, the creation or imposition of any Encumbrance upon or with respect to any of its assets or properties;

(e)

the issued capital of the Seller consists of 1,000,000 shares, all of which are outstanding as fully paid and non-assessable shares in the capital of the Seller and are beneficially owned as to 100% by Twangiza (Barbados) Limited;

(f)

the authorized share capital of Twangiza (Barbados) Limited consists of an unlimited number of common shares and 25,000 preferred shares, of which, as of the date hereof, (i) only 1,200,000 common shares are issued and outstanding as fully paid and non-assessable shares in the capital of Twangiza (Barbados) Limited and are legally and beneficially owned by Banro Group (Barbados) Limited (as to 1,000,100 common shares) and Banro (as to 199,900 common shares), and (ii) only 21,533.48 preferred shares are issued and outstanding as fully paid and non-assessable shares in the capital of Twangiza (Barbados) Limited and are legally and beneficially owned as to 100% by investment funds managed by Gramercy Funds Management LLC;

(g)

the authorized share capital of Banro Group (Barbados) Limited consists of an unlimited number of common shares and an unlimited number of preferred shares, of which, as of the date hereof, (i) only 5,000,100 common shares are issued and outstanding as fully paid and non-assessable shares in the capital of Banro Group (Barbados) Limited and are legally and beneficially owned as to 100% by Banro, and (ii) only 1,200,000 preferred shares are issued and outstanding as fully paid and non-assessable shares in the capital of Banro Group (Barbados) Limited and are legally and beneficially owned as to 100% by BlackRock World Mining Trust plc;

(h)

other than the consents listed in Section 3.3 and the subordination provisions of the Security Agreements being satisfactory to the Purchaser, no notices, filings or Approvals are required to be made or obtained by it in connection with the execution and delivery or the performance by it of this Agreement or the Security Agreements to which it is a party or the transactions contemplated hereby and thereby other than those Approvals that are not necessary on the date this representation and warranty is given and are expected to be obtained in the ordinary course of business by the time they are necessary and such Approvals the failure of which to have or obtain, will not have a Material Adverse Effect;

(i)

each of this Agreement and the Security Agreements to which it is a party has been duly and validly executed and delivered by it and constitutes a legal, valid and binding obligation of it, enforceable against it in accordance with its terms, except to the extent enforcement may be affected by Applicable Laws relating to bankruptcy, reorganization, insolvency and creditors’ rights and by the availability of injunctive relief, specific performance and other equitable remedies;

(j)

it has not suffered an Insolvency Event and it is not now aware of any circumstance which, with notice or the passage of time, or both, would give rise to an Insolvency Event with respect to it, and it will not suffer any Insolvency Event in connection with the execution and delivery or the performance by it of this Agreement or the Security Agreements to which it is a party or the transactions contemplated hereby and thereby;

(k)

except for Auramet International LLC (and its Affiliates), Rawbank S.A., the Twangiza Forward Sale Agreements and the security interests permitted under the Note Indenture, no person has any agreement, option or right of first refusal to acquire, or right, title or interest in or to, or right capable of becoming an agreement, option or right of first refusal to acquire, or right, title or interest in or to, the Twangiza Project, the Properties, the Project Assets or the gold produced from the Properties;

(l)

it has paid when due and payable all mining patents, fees, Taxes or other amounts required to maintain in good standing and renew, as applicable, all mining claims, rights, concessions and interests necessary for the operation of the Twangiza Project, the Properties and all other properties of the Banro Group Entities (and will deliver to the Purchaser on or prior to the Closing Date a schedule of renewal dates related thereto), and all other actions and all other obligations as are required to maintain the Twangiza Project, the Properties and all other properties of the Banro Group Entities have been taken and complied with in all material respects;

(m)

it has obtained or been issued all material Approvals (including environmental approvals and surface and access rights) necessary for the operation of the Twangiza Project, the Properties and all other properties of the Banro Group Entities, other than those that are not necessary on the date this representation and warranty is given and are expected to be obtained in the ordinary course of business by the time they are necessary, where the failure to have or obtain such Approvals would not reasonably be expected to have a Material Adverse Effect, and there are no facts or circumstances that might reasonably be expected to adversely affect the issuance or obtaining of any such material Approvals;

(n)

the mineral claims referred to in Schedule A and the mining convention with the government of the Democratic Republic of the Congo, as amended, constitute all of the rights that comprise its interest in the Properties as of the date of this Agreement and it is the registered, recorded and/or beneficial owner, as applicable, of the interest in and to the Properties set forth in Schedule A, free and clear of all Encumbrances, except Prior Ranking Permitted Encumbrances or as would not have a Material Adverse Effect or materially affect the security interest of the Purchaser under any Security Agreement or other security document, and the Properties constitute all of the real property, mining rights, tenement, concessions and other interests, whether created privately or through the actions of any Governmental Authority having jurisdiction that comprise the interest of Banro and the Seller in the Twangiza Project, the Properties and the Project Assets;

(o)

to its knowledge, its right, title and interest in and to the Properties is not subject to any adverse claim, except as would not reasonably be expected to have a Material Adverse Effect or materially affect the security interest of the Purchaser under any Security Agreement or other security document;

(p)	the map included in Schedule A depicts the location of the Twangiza Project with reasonable accuracy;

(q)

subject only to the rights of any Governmental Authority having jurisdiction, no person is entitled to or has been granted any royalty or other payment in the nature of rent or royalty on any Produced Gold;

(r)

it has not received any notice of any expropriation proceeding or decision to expropriate all or any part of the Twangiza Project, and to its knowledge there is no expropriation proceeding pending or threatened against or affecting all or any part of the Twangiza Project or of any discussions or negotiations which could reasonably be expected to lead to any such expropriation proceeding;

(s)

it and each other Banro Group Entity and the conditions on and relating to the Twangiza Project, the Properties and the Project Assets and all other properties of the Banro Group Entities respecting all past and current operations conducted thereon by it are and have been in material compliance with Applicable Laws (including, the Corruption of Foreign Public Officials Act (Canada) and theBribery Act (United Kingdom)). Without limiting the generality of the foregoing, each Banro Group Entity is in material compliance with all applicable Environmental Laws, and there are no actions, suits, claims, notices of violation, hearings, investigations or proceedings pending or, to the best of its knowledge, threatened against or affecting any Banro Group Entity with respect to the ownership, use, maintenance and operation of any of the Twangiza Project, the Properties and the Project Assets relating to any applicable Environmental Laws, where any adverse determination with respect thereto or liability imposed therein could reasonably be expected to result in a Material Adverse Effect and such adverse determination is reasonably anticipated;

(t)

there is no action, suit, proceeding, investigation or claim affecting or pertaining to the Twangiza Project or any part thereof and, to its knowledge, no such action, suit, proceeding, investigation or claim is threatened or outstanding;

(u)	neither it nor the Twangiza Project is subject to any outstanding judgment, order, writ, injunction or decree that has or would reasonably be expected to have a Material Adverse Effect;

(v)	it enters into and performs this Agreement on its own account and not as trustee or a nominee of any other person;

(w)

except for Prior Ranking Permitted Encumbrances, it has not granted, nor agreed to grant, an Encumbrance (secured or unsecured) affecting the PSA Collateral, or any part thereof, to any person other than to the Purchaser;

(x)

as of the date of execution of this Agreement, Banro has duly filed all material documents and information required to be filed by it under applicable securities legislation of the provinces and territories of Canada, or any rules, regulations or published policies promulgated thereunder (the “Securities Laws”) or with the Toronto Stock Exchange (all such documents filed prior to the date of execution of this Agreement, the “Public Disclosure Documents”) since January 1, 2013. As of the effective date of such Public Disclosure Documents, to its knowledge, none of the Public Disclosure Documents contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, it being acknowledged that if there is any inconsistency between two or more documents comprising the Public Disclosure Documents regard shall be had to the last filed document. All of the Public Disclosure Documents, as of their respective effective dates (and as of the effective dates of any amendments thereto), complied as to both form and content in all material respects with the requirements of applicable Securities Laws or were amended on a timely basis to correct deficiencies identified by securities commissions or similar securities regulatory authorities. Banro has not filed any confidential material change report with any securities regulatory authority that at the date of execution of this Agreement remains confidential. There is no material adverse change concerning Banro which has not been disclosed in the Public Disclosure Documents filed on or before the date of execution of this Agreement;

(y)

all annual and interim consolidated financial statements of Banro filed on SEDAR since January 1, 2013 are complete and correct and fairly present, in all material respects, the financial condition and results of operations of the Banro Group Entities as at the times and for the periods covered by such statements, in each case in accordance with generally accepted accounting principles, subject, in the case of any unaudited financial statements, to normal year-end adjustments and any absence of notes. All financial projections and forecasts delivered to the Purchaser represent Banro’s reasonable estimates and assumptions as to future performance, which Banro believes to be fair and reasonable as of the time made in the light of current and reasonably foreseeable business conditions;

(z)

no event has occurred or circumstance exists that (with or without the giving of notice or lapse of time or both) has contravened, conflicted with or resulted in, or may contravene, conflict with or result in, a violation or breach of, or give any it or any other person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify, any contract, lease, license, concession, Approval, agreement, indenture, mortgage, debenture, note, instrument, or Order to which it is a party or by which it or its properties and assets may be bound, and, to its knowledge, each other person that is party thereto is in compliance in all material respects with the terms and requirements thereof, in each case, except as would not reasonably be expected to have a Material Adverse Effect;

(aa)

the corporate structure of Banro included in Banro’s Form 20-F dated April 6, 2015 sets forth, in all material respects, the relationship between Banro and its material subsidiaries and the percentage of voting securities of such subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by Banro. The Seller has no subsidiaries or any other equity interest in any person. No Banro Group Entity is engaged in any joint purchasing arrangement, joint venture, partnership or other joint enterprise with any other person with respect to the Properties or the Twangiza Project;

(bb)

except in connection with the contemplated transactions between the Purchaser and Banro Group Entities (including this Agreement), no Banro Group Entity has any material liabilities or obligations of any nature whatsoever, whether direct or indirect, matured or unmatured, known or unknown, fixed, absolute, accrued, contingent or otherwise, that are not reflected in the consolidated financial statements referred to in the first sentence of paragraph (y) above or in the notes thereto, other than (i) liabilities or obligations arising in the ordinary course of business since September 30, 2015 or publicly announced by Banro, (ii) obligations to Auramet International LLC pursuant to gold sale arrangements with Auramet International LLC, (iii) promissory notes issued by two Affiliates of Banro – Twangiza (Barbados) Limited and Namoya (Barbados) Limited – evidencing obligations to pay dividend amounts totalling $858,979.36, and (iv) in respect of certain DRC tax assessments as disclosed to the Purchaser;

(cc)

(i) each Banro Group Entity has filed or caused to be filed on a timely basis all national, federal, state, provincial, other applicable jurisdictional and material local tax returns that were required to be filed by or with respect to it pursuant to Applicable Laws, (ii) all tax returns filed by such Banro Group Entity are complete and correct and comply with Applicable Laws in all material respects, (iii) each Banro Group Entity has paid, or made provisions for the payment of, all material Taxes that have been or could have become due for all periods covered by any tax return or otherwise, (iv) each Banro Group Entity has withheld or collected and paid to the proper Governmental Authority or other person all material Taxes required to be withheld, collected or paid by it, (v) no claim has been made by any Governmental Authority in a jurisdiction where any Banro Group Entity does not file tax returns that such Banro Group Entity is or could be subject to taxation by that jurisdiction, (vi) to its knowledge, no tax return of any Banro Group Entity is under audit by any Governmental Authority, and (vii) no proceedings are pending or, to its knowledge and the knowledge of each Banro Group Entity, threatened by or before any Governmental Authority with respect to material Taxes of any Banro Group Entity;

(dd)

its properties, assets and operations are insured with reputable insurance companies (not Affiliates of any Banro Group Entity), in such amounts, with such deductibles and covering such risks as is customarily carried by companies engaged in similar businesses and owning similar properties in the localities where the applicable Banro Group Entity operates;

(ee)

the chief executive office and principal place of business of it is as disclosed in writing by Banro to the Purchaser, and the material books and records of it are located at its chief executive office, and the only other offices and/or locations where it keeps the collateral as may be set forth in the Security Agreements (except for inventory which is in transit) or conducts any of its business is as disclosed in writing by Banro to the Purchaser;

(ff)	there is no strike, lock-out or other work stoppage or labour dispute occurring or, to its knowledge, threatened that would have a Material Adverse Effect;

(gg)

except as disclosed in writing by Banro to the Purchaser, no Banro Group Entity or any of its Affiliates sponsors, maintains or contributes to, or at any time during the last six years has sponsored, maintained or contributed to (or been obligated to sponsor, maintain or contribute to) any Employee Benefit Plan (as defined below) that is (or was) subject to the laws of the United States of America. Each Employee Benefit Plan mandated by a Governmental Authority (other than the United States of America or a constituent state thereof) or subject to the laws of a jurisdiction outside of the United States of America (“Foreign Company Plan”) that is intended to qualify for special tax treatment meets all of the requirements for such treatment and has obtained all necessary approvals of all relevant Governmental Authorities. No Foreign Company Plan has any unfunded liabilities, determined in accordance with generally accepted accounting principles, that have not been fully accrued on Banro’s financial statements or that will not be fully offset by insurance. All Foreign Company Plans are registered where required by, and are in good standing under, all Applicable Laws. For purposes of this paragraph, “Employee Benefit Plan” means any employee benefit plan, program, policy or arrangement sponsored, maintained or contributed to by a Banro Group Entity or any of their respective Affiliates or with respect to which the Seller, any Banro Group Entity or any of their respective Affiliates has any liability or obligation;

(hh)

it and each other Banro Group Entity owns, licenses or otherwise has the right to use all material licenses, Approvals, patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, copyright applications, franchises, authorizations and other intellectual property rights that are necessary for the operation of its business, without infringement upon or conflict with the rights of any other person with respect thereto. No slogan or other advertising device, product, process, method, substance, part or other material now employed, or now contemplated to be employed, by any Banro Group Entity infringes upon or conflicts with any rights owned by any other person. No claim or litigation regarding any of the foregoing is pending or, to its knowledge, threatened;

(ii)

the most recent estimated measured, indicated and inferred mineral resources and proven and probable mineral reserves, if any, and technical reports disclosed in the Public Disclosure Documents pertaining to the Twangiza Project, the Properties, the Project Assets and all other properties of the Banro Group Entities have been prepared and disclosed in accordance with accepted mining industry practices and in accordance with the requirements prescribed by NI 43-101 and the companion policy thereto (as in effect on the date of publication of the relevant report or information); it has no knowledge that the mineral resources or mineral reserves (or any other material aspect of any technical reports) as disclosed in the Public Disclosure Documents are inaccurate in any material respect; there are no outstanding unresolved comments of any securities commission or other securities regulatory authority in each province and territory of Canada in which Banro is a reporting issuer in respect of the NI 43-101 technical disclosure made in Public Disclosure Documents; and, to its knowledge, there has been no material reduction in the aggregate amount of estimated mineral resources and reserves, if any, of the Banro Group Entities, from the amounts last disclosed in the Public Disclosure Documents;

(jj)

neither it nor any other Banro Group Entity has employed any broker or finder or incurred any liability for any brokerage fee, commission, finders’ fee or any other similar payment in connection with the transactions contemplated by this Agreement that could give rise to any claim against the Purchaser for brokerage fees, commissions, finders’ fees or any other similar payments; and

(kk)

all materials and information made available to the Purchaser prior to the date of this Agreement have been prepared in good faith and are true and correct in all material respects as at the date of such material and such materials do not omit any material information reasonably necessary to make all such material not misleading.

SCHEDULE E
PURCHASER REPRESENTATIONS AND WARRANTIES

This is Schedule E to the Gold Purchase and Sale Agreement between RFW Banro
Investments Limited, Banro Corporation and Twangiza Mining S.A.
dated as of December 31, 2015

The Purchaser hereby represents and warrants to Banro and the Seller as follows:

(a)	it is a company duly incorporated and validly existing under the laws of its jurisdiction and is up to date in respect of all filings required by law;

(b)

all requisite corporate acts and proceedings have been done and taken by it, including obtaining all requisite board of directors’ approvals, with respect to entering into this Agreement and performing its obligations hereunder;

(c)	it has the requisite corporate power, capacity and authority to enter into this Agreement and to perform its obligations hereunder;

(d)

this Agreement and the exercise of its rights and performance of its obligations hereunder do not and will not (i) conflict with or result in a default under any agreement, mortgage, bond or other instrument to which it is a party or which is binding on its assets, (ii) conflict with its constating or constitutive documents, or (iii) conflict with or violate any Applicable Laws, in each case other than a conflict, default or violation that would not reasonably be expected to have a material adverse effect on the Purchaser or the performance of its obligations under this Agreement;

(e)	no Approvals are required to be obtained by it in connection with the execution and delivery or the performance by it of this Agreement or the transactions contemplated hereby;

(f)	this Agreement has been duly and validly executed and delivered by it and constitutes a legal, valid and binding obligation of it, enforceable against it in accordance with its terms;

(g)	it has not suffered an Insolvency Event and it is not now aware of any circumstance which, with notice or the passage of time, or both, would give rise to an Insolvency Event with respect to it; and

(h)	it enters into and performs this Agreement on its own account and not as trustee or a nominee of any other person.

E-1

SCHEDULE F
DISPUTE RESOLUTION

This is Schedule F to the Gold Purchase and Sale Agreement between RFW Banro
Investments Limited, Banro Corporation and Twangiza Mining S.A.
dated as of December 31, 2015

The following rules and procedures shall apply with respect to any matter to be arbitrated by the Parties under the terms of this Agreement. A reference to Party means the Purchaser on the one hand and any PSA Entity on the other hand.

1.	Initiation of Arbitration Proceedings

(a)

If either Party wishes to have any matter under this Agreement arbitrated in accordance with the provisions of this Agreement, it shall give notice to the other Party specifying particulars of the matter or matters in dispute and proposing the name of the person it wishes to be the single arbitrator. Within five days after receipt of such notice, the other Party shall give notice to the first Party advising whether such Party accepts the arbitrator proposed by the first Party. If such notice is not given within such five day period, the other Party shall be deemed to have accepted the arbitrator proposed by the first Party. If the Parties do not agree upon a single arbitrator within such five day period such arbitrator shall be chosen by ADR Chambers Inc., Toronto, Ontario at the written request of either Party.

(b)

The individual selected as arbitrator (the “Arbitrator”) shall be qualified by education and experience to decide the matter in dispute. The Arbitrator shall be at arm’s length from both Parties and shall not be a member of the audit or legal firm or firms who advise either Party or a person who is otherwise regularly retained by either of the Parties.

(c)

The costs charged by the Arbitrator selected shall be shared equally by the parties to the arbitration on an interim basis subject to a final allocation of the costs of the arbitration by the Arbitrator.

2.	Submission of Written Statements

Within 20 days of the appointment of the Arbitrator, the Party initiating the arbitration (the ”Claimant”) shall send the other Party (the ”Respondent”) a statement of claim setting out in sufficient detail the facts and any contentions of law on which it relies, and the relief that it claims.

(a)

Within 15 days of the receipt of the statement of claim, the Respondent shall send the Claimant a statement of defence stating in sufficient detail which of the facts and contentions of law in the statement of claim it admits or denies, on what grounds, and on what other facts and contentions of law it relies.

(b)	Within ten days of receipt of the statement of defence, the Claimant may send the Respondent a statement of reply.

(c)

All statements of claim, defence and reply shall be accompanied by copies (or, if they are especially voluminous, lists) of all essential documents on which the Party concerned relies and which have not previously been submitted by any Party, and (where practicable) by any relevant samples.

(d)

After submission of all the statements, the Arbitrator will give directions for the further conduct of the arbitration including, but not limited to, the scope of production of documents, the number of fact and expert witnesses to participate in the arbitration, the manner in which written or oral evidence and argument will be presented at the hearing and the length of the arbitration hearing.

3.	Meetings and Hearings

(a)

The arbitration shall take place in Toronto, Ontario or in such other place as the Claimant and the Respondent shall agree upon in writing. The arbitration shall be conducted in English unless otherwise agreed by such Parties and the Arbitrator. Subject to any adjournments which the Arbitrator allows, the final hearing will be continued on successive working days until it is concluded.

(b)	All meetings and hearings will be in private unless the Parties otherwise agree.

(c)	Any Party may be represented at any meetings or hearings by legal counsel.

4.	The Decision

(a)	The Arbitrator will make a decision in writing and, unless the Parties otherwise agree, will set out reasons for decision in the decision.

(b)

The Arbitrator will send the decision to the Parties as soon as practicable after the conclusion of the final hearing, but in any event no later than 60 days thereafter, unless that time period is extended for a fixed period by the Arbitrator on written notice to each Party because of illness or other cause beyond the Arbitrator’s control.

(c)

The Arbitrator shall determine liability for costs and may apportion costs between the Parties. Costs include the fees of the Arbitrator, legal costs and other expenses reasonably incurred in relation to the arbitration.

5.	Jurisdiction and Powers of the Arbitrator

(a)

By submitting to arbitration under these rules, the Parties shall be taken to have conferred on the Arbitrator the following jurisdiction and powers, to be exercised at the Arbitrator’s discretion subject only to these rules and the relevant law with the object of ensuring the just, expeditious, economical and final determination of the dispute referred to arbitration.

(b)	Without limiting the jurisdiction of the Arbitrator at law, the Parties agree that the Arbitrator shall have jurisdiction to:

(i)	determine any question of law arising in the arbitration;

(ii)	determine any question as to the Arbitrator’s jurisdiction;

(iii)	determine any question of good faith, dishonesty or fraud arising in the dispute;

(iv)	order any Party to furnish further details of that Party’s case, in fact or in law;

(v)

proceed in the arbitration notwithstanding the failure or refusal of any Party to comply with these rules or with the Arbitrator’s orders or directions, or to attend any meeting or hearing, but only after giving that Party written notice that the Arbitrator intends to do so;

(vi)	receive and take into account such written or oral evidence tendered by the Parties as the Arbitrator determines is relevant, whether or not strictly admissible in law;

(vii)	make one or more interim awards including any directions as to procedure to be followed on the arbitration;

(viii)	hold meetings and hearings, and make a decision (including a final decision) in Toronto, Ontario or elsewhere with the concurrence of the Parties thereto;

(ix)

order the Parties to produce to the Arbitrator, and to each other for inspection, and to supply copies of, any documents or other evidence or classes of documents in their possession or power which the Arbitrator determines to be relevant; and

(x)	make interim orders to secure all or part of any amount in dispute in the arbitration.

6.	Confidentiality

(a)

The arbitration, including any settlement discussions between the Parties related to the subject matter of the arbitration shall be conducted on a private and confidential basis and any and all information exchanged and disclosed during the course of the arbitration shall be used only for the purposes of the arbitration and any appeal therefrom pursuant to this Schedule F. Neither Party shall communicate any information obtained or disclosed during the course of the arbitration to any third party except to those experts or consultants employed or retained by, or consulted about retention on behalf of, such Party in connection with the arbitration and solely to the extent necessary for assisting in the arbitration, and only after such persons have agreed to be bound by these confidentiality conditions. In the event that disclosure of any information related to the arbitration is required to comply with Applicable Law or court order, the disclosing Party shall promptly notify the other Party of such disclosure, shall limit such disclosure limited to only that information so required to be disclosed and shall have availed itself of the full benefits of any laws, rules, regulations or contractual rights as to disclosure on a confidential basis to which it may be entitled.

(b)

The award of the Arbitrator and any reasons for the decision of the Arbitrator shall also be kept confidential except (i) as may reasonably be necessary to obtain enforcement thereof; (ii) for either Party to comply with its disclosure obligations under Applicable Law; (iii) to permit the Parties to exercise properly their rights under the Arbitration Rules; and (iv) to the extent that disclosure is required to allow the Parties to consult with their professional advisors.

SCHEDULE G
APPLICABLE ENTITLEMENT PERCENTAGE

This is Schedule G to the Gold Purchase and Sale Agreement between RFW Banro
Investments Limited, Banro Corporation and Twangiza Mining S.A.
dated as of December 31, 2015

“Applicable Entitlement Percentage” shall be calculated in respect of each delivery of Payable Gold in accordance with the following table on the basis that the applicable Gold Price will be the average Gold Price for the ten (10) Business Days immediately preceding the date of such delivery:

Applicable Gold Price	Applicable Entitlement Percentage
Less than $1,150 per ounce	12.50%
Between $1,150 and $1,500 per ounce	11.00%
Greater than $1,500 per ounce	9.5%

Notwithstanding the above, once the Seller has reached aggregate Produced Gold of 1,140,000 ounces starting from January 1, 2016, each of the Applicable Entitlement Percentages above shall thereafter apply at 50% of the above percentages.

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SCHEDULE H
ANNUAL PROJECTED OUNCES

This is Schedule H to the Gold Purchase and Sale Agreement between RFW Banro
Investments Limited, Banro Corporation and Twangiza Mining S.A.
dated as of December 31, 2015

[Redacted]

H-1

SCHEDULE I
CALCULATION OF SHORTFALL

This is Schedule I to the Gold Purchase and Sale Agreement between RFW Banro
Investments Limited, Banro Corporation and Twangiza Mining S.A.
dated as of December 31, 2015

The Seller and Purchaser agree to the following method of calculating the shortfall for purposes of Section 2.5(a):

Shortfall = [(Annual Projected Ounces x 0.8) – Actual Production Ounces] x Average Monthly Entitlement

Where:

Annual Projected Ounces is defined as the projected number of ounces of Produced Gold according to the Operating Plan for the relevant year as set out in Schedule H, and if the Operating Plan has been amended by mutual agreement between the Seller and Purchaser (such agreement not to be unreasonably withheld by the Purchaser) during the year, the Annual Projected Ounces will be calculated on a pro rata basis in accordance with both the original and amended Operating Plan based on the date of adoption of the amended Operating Plan.

Actual Production Ounces is defined as the actual ounces of Produced Gold for the relevant year.

Average Monthly Entitlement is defined as the actual Payable Gold divided by the actual Produced Gold for the relevant year.

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SCHEDULE J
BUYBACK PRICE

This is Schedule J to the Gold Purchase and Sale Agreement between RFW Banro
Investments Limited, Banro Corporation and Twangiza Mining S.A.
dated as of December 31, 2015

The Seller and Purchaser agree that the Buyback Price in Section 2.6 shall be calculated on the basis of the following:

The Buyback Price shall be the amount that results in the Purchaser achieving an internal rate of return of 17.5% on the cashflows arising from this Agreement during the period from the Closing Date to the date that is 12 months following the date of payment of the Buyback Price.

[Formula for calculation of Buyback Price redacted]

J-1

SCHEDULE K
USE OF PROCEEDS

This is Schedule K to the Gold Purchase and Sale Agreement between RFW Banro
Investments Limited, Banro Corporation and Twangiza Mining S.A.
dated as of December 31, 2015

1.	Payment of the balance of tranche 1 and tranche 2 of the Twangiza Forward Sale Agreements in the amount of approximately $32 million.

2.	Interest payments under the Note Indenture relating to the March 1, 2016, September 1, 2016 and March 1, 2017 interest payment dates in the amount of $26.25 million.

3.	Other corporate and working capital purposes (including finance and legal fees associated with this Agreement) in the amount of $9.25 million.